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# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Horizon Technology Group

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 07 2007
B
THOMSON FINANCIAL

FILE NO. 82- 34782

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | | | |
|---|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S | (ANNUAL REPORT) | ☑ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL | (OTHER) | ☐ |
| DEF 14A | (PROXY) | ☐ | | | |

OICF/BY: [signature]

DAT : 5/2/07



# ANNUAL REPORT AND ACCOUNTS

FOR THE YEAR ENDED 31 DECEMBER 2006



HORIZON
Technology Group

# Horizon Technology Group plc

**Dublin: HOR.I** **London: HOR.L** **ADR OTC:HZNTY**

## Variation to Long Term Incentive Plan

6 December, 2006, London and Dublin

The board of Horizon Technology Group plc, a leading system integrator and distributor of information technology products in the UK and Ireland, announces that it will meet its obligation under Cathal O'Caoimh's Long Term Incentive Plan ("LTIP") by means of a cash payment. As a result, Mr O'Caoimh has agreed to forfeit his entitlement to 1,250,000 share options issued between 2001 and 2004 and will instead receive a cash payment of €762,000. The board decided based on the recommendation of the remuneration committee that it was in the interest of all shareholders to make the cash payment which will avoid EPS dilution of 1.5%.

As previously disclosed in the Company's financial statements, a five-year LTIP was established to assist the group in the recruitment of Mr O'Caoimh in 2001. Under the terms of the LTIP, he was to receive a payment in 2006 if certain performances targets were achieved and if the excess of the market value of the relevant options (1,250,000 share options issued between 2001and 2004) over the cost of exercising those options did not exceed €762,000. The amount of the payment was to be the difference between €762,000 and the gain on the options. All the performance targets were achieved and Mr O'Caoimh was therefore entitled to exercise the relevant options. This transaction was effective on 5 December 2006 and following this variation to the LTIP, Mr O'Caoimh retains share options over 670,000 ordinary shares, representing 0.8% of the share capital of the group.

**For further information please contact:**

**Horizon Technology Group plc**

**Gary Coburn, Chief Executive Officer** **353 1 620 4900**

**K Capital Source**

**Mark Kenny/Jonathan Neilan** **353 1 631 5500**

**ABOUT HORIZON**
Horizon Technology Group plc is a leading technical integrator and distributor of information technology products in the UK and Ireland. For more information about Horizon Technology Group plc, visit www.horizon.ie.

# CONTENTS



# Substantial progress



SAMIR NAJI

## HIGHLIGHTS

Horizon continued to move forward positively on many fronts in 2006, once again producing growth in revenue and earnings and making significant progress on its strategic priorities. The group disposed of its distribution business and completed a number of key acquisitions and developments that will provide the base for sustained growth in future years.

Horizon delivered impressive increases in both revenue and earnings – on continuing activities, revenues grew 46.9% based on a combination of strong underlying organic growth of 19.2% and good contributions from acquisitions. Likewise, EBITDA excluding material items exceeded €10m and profit after taxation grew 30%.

In many senses, 2006 was a year of investment and development for Horizon – in the UK the group acquired EquIP, developed an IBM channel partnership, built a specialist storage solutions business and formed a new partnership with Oracle Corporation. In Ireland the group acquired EPC and WBT and disposed of its distribution division. These acquisitions and developments provide the group with a broader spread of vendor partnerships with leading market positions in the high-growth UK and Irish enterprise solutions sectors. Each of these developments is consistent with Horizon's strategy of developing new and deepening existing partnerships with global IT vendors.

As expected, each of the acquisitions contributed positively to earnings in 2006 and each represents a new foundation for future growth.

The board periodically reviews all options available to proactively maximise shareholder value. Following such a review, the board decided to dispose of the volume distribution business. This disposal will enable the group to have a sharper focus on the enterprise solutions businesses and accelerate growth both organically and through bolt-on acquisition and development. Following the disposal, over 75% of group revenue emanates from the UK, operating margins have improved and the group's financial capacity is significantly enhanced.

As always, the group continued to focus scrupulously on cost controls and operating efficiency to maintain its position as the most efficient industry operator.

## MARKET REVIEW

In 2006, the IT markets in both the UK and Ireland showed solid revenue growth with increased outsourcing by organisations, driven by the desire to remain focused on their core business and to retain flexibility in their workforce. As a result, the Irish market for consulting services has experienced significant demand increase with market revenues increasing in double digit percentages. The UK and Irish enterprise infrastructure markets are growing, albeit in single digit percentages with modest pressure on margins, as expected. There is also continuing growth-based investment particularly for SAP project services and in the mobile element of the telecommunications sector, traditionally areas of strength for the group. The intense competition within the market continues – both between IT vendors and within the channel.

## STRATEGY

Horizon's objective and strategy remain constant – to deliver shareholder value through the development of the business as a technical integrator and distributor of information technology products in the UK and Ireland. The group's strategy is to generate long-term, consistent growth in shareholder value by investing resources judiciously to capitalise upon future growth opportunities while maintaining a strong financial position.

*"2006 was another year of substantial progress in the execution of Horizon's strategy for growth. This growth was achieved through continued market share gains, particularly in the UK, bolt-on developments through the establishment of new vendor partnerships and bolt-on acquisitions."*

**Consistent Growth in EPS**

**Continuing Operations**


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## STRATEGY (continued)

Geographically, Horizon will continue to supply a wide range of IT services and products within the Irish market and, in the UK, focus on the provision of enterprise solutions in partnership with system integrators and leading global IT vendors.

Growth in earnings will be delivered by:

- Increasing revenues and earnings in existing operations;
- Investing in organic bolt-on developments such as new partnerships in selective areas with growth potential;
- Monitoring the developing IT market in the UK and Ireland to identify opportunities for judicious acquisition; and
- Focusing on execution, service delivery and operational gearing.

The group will continue to develop its strong market positions and deepen relationships with customers and vendors and to invest resources in the on-going development of a highly motivated team of professionals dedicated to the continued success of the business.

## OUTLOOK

Over 75% of revenue now derives from the UK and this is likely to increase in the future given the size of the potential market. The group will continue to monitor the IT markets in the UK and Ireland to identify new opportunities to deliver profitable growth through either bolt-on acquisition or organic development, while continuing to develop existing businesses to enhance profitability and cash flow.

The directors anticipate that the market for IT consulting services in Ireland will continue to show strong revenue growth. The recent growth experienced in the enterprise infrastructure market in both the UK and Ireland will persist, albeit in single digit percentages and with modest pressure on margins, in line with previous expectations. The demand for growth-based investment in technology by large corporate customers will vary by industry sector and is likely to be strongest in the mobile communications sector.

Horizon's organic revenue growth will be dependent on market growth rates, the pace of organic development and the extent to which major IT vendors outsource to their channel. As global IT vendors focus on their own internal core competencies and cost controls, they are increasingly outsourcing technical services, marketing and supply chain functions to channel partners. Horizon is uniquely positioned to address these market trends.

Rigorous cost control and the group's ability to leverage growth in earnings from greater utilisation of operational capacity provide opportunities to convert revenue growth into superior returns for shareholders.

SAMIR NAJI
Chairman
3 April 2007

# Superior performance



GARY COBURN

Over the last 18 months, Horizon has shifted its business to become exclusively focused on the higher margin, services rich enterprise solutions market. With the disposal of the volume distribution business, together with the completion of acquisitions and organic developments in the period, significant progress has been made in this strategic priority in 2006. The result of this shift is evident from the growth in gross margin from 12.0% in 2005 (including the volume distribution business) to 16.7% in 2006 (on continuing operations).

2006 was another year of substantial progress in the execution of Horizon's strategy for growth. This growth was achieved through continued market share gains, particularly in the UK, bolt-on developments through the establishment of new vendor partnerships and bolt-on acquisitions. As a result, the group delivered continued earnings growth – on continuing operations EBITDA excluding material items is up 20.7% and diluted adjusted EPS is up 11%.

2006 was Horizon's fifth consecutive year of growth in trading profit and diluted adjusted earnings per share. The group remains strongly profitable and continuing operations are cash generative with sustainable competitive advantages and significant operational leverage opportunities.

## DEVELOPMENTS

Horizon's strategy is to deliver growth in earnings by increasing market share in existing operations, investing in organic bolt-on developments and through selective and judicious acquisitions combined with a focus on execution, service delivery and operational gearing. Progress was made on all fronts in 2006 – specifically, the following new developments were delivered:

**EquIP – enterprise security and IP networking specialist**

In February 2006, the group completed the acquisition of 100% of the share capital of EquIP Technology Limited (EquIP), a leading UK channel organisation that specialises in the enterprise security and IP networking market. The business complements Horizon's UK based enterprise infrastructure operation in an area in which Horizon has significant strengths and experience.

As expected, EquIP continued to experience strong growth in revenue and earnings in 2006 during which it was the leading UK channel partner for each of Juniper Networks and F5 Networks. The integration of EquIP has substantially progressed – many synergies have been derived from the combination of EquIP and Horizon's existing UK operations and the integration has led, and continues to lead, to many cross selling opportunities.

EquIP further strengthens Horizon's position in the UK enterprise market and adds significant new vendor partnerships that complement existing vendor relationships. It brings Horizon into another growth segment and will help to drive further operational gearing.

The consideration for the acquisition was €15.1m (£10.3m) in cash of which €13.3m was paid during 2006 and the balance is due early in 2007.

**EPC – Irish SAP consulting**

In April 2006, Horizon acquired 100% of the share capital of Enterprise Process Consulting Group Limited (EPC). EPC is an Irish SAP consulting partner, specialising in the pharmaceutical and public sector markets with a particular expertise in mobile SAP implementations for the enterprise market.

*"Horizon has delivered superior performance again in 2006 through strong organic growth and three value-enhancing acquisitions, all of which have contributed positively to earnings."*

**Revenue and Trading Profit**

**Continuing Operations**



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EPC complements Horizon's Irish enterprise application and consulting business and adds specialist skills in the pharmaceutical, public sector and mobility markets to the division's existing skill sets. The integration of EPC with the group's existing SAP operation is complete and the performance of the combined operation was very strong in 2006, ahead of expectations, and the pipeline indicates a strong 2007. The merged business is now the only indigenous mySAP consulting partner in Ireland and has won a number of new consulting contracts since the acquisition, for example, the Electricity Supply Board and Centocor, Inc.

The consideration for the acquisition was an initial €2.1m plus two further payments determined by results achieved in the first two years following the acquisition. The maximum further consideration is €1.5m.

**WBT Learning Management**

In August 2006, the group acquired the share capital of WBT Systems Limited (WBT). WBT is a provider of learning management solutions in the enterprise applications software market. It has built a revenue stream for application software, consulting and support services and has over one million licensed users of its products. It has a broad range of corporate customers in the financial services, life sciences and education market sectors. The acquisition of WBT adds a new service line to Horizon's portfolio of services and broadens the base of enterprise customers.

WBT performed ahead of expectation in the period to December 2006. The pipeline indicates a positive trend in demand for both technical services and license revenue.

The consideration for the acquisition of WBT was €1.15m cash plus 788,647 new ordinary shares of 7c each, which were issued on 14 February 2007.

**Disposal of the Distribution & Channel Services Division**

The group's disposal of its distribution and channel services division to a Westcoast group company was completed in late October 2006. Horizon's exit from the volume distribution market enables the group to focus exclusively on the enterprise infrastructure and applications markets, segments of the overall market that are experiencing high growth. Following the transaction, the group has significantly reduced borrowings and improved flexibility to allocate additional resources to the continued development of the enterprise infrastructure and application consulting businesses in the UK and Irish markets.

The distribution and channel services division, Clarity Ireland, is a leading Irish value added distributor of volume IT products and offers leading edge supply chain and channel management services to global IT vendors and resellers in the Irish market. Clarity Ireland had 2005 revenue of €118.5m and EBIT of €1.3m, or 17% of Horizon's EBIT. The division employed 49 staff and its assets at completion were estimated at €5.2m.

Under the terms of the agreement, the consideration for the disposal is €5.2m in cash and Westcoast assumed responsibility for the division's working capital debt of €5.7m. Of the cash consideration, €3m was received during 2006 and the remaining €2.2m will be received in quarter one, 2007.

**Horizon Enterprise Systems – IBM partnership in the UK**

Horizon Enterprise Systems (HES) focuses on providing UK system integrators and their customers with a wide range of IBM specific enterprise infrastructure products and services. This business, which was established in September 2005 and generated its first revenue in January 2006, is an excellent strategic fit, consistent with the group's strategy of seeking organic developments to broaden our market coverage in partnership with global IT vendors.

# Fifth consecutive year of growth



## DEVELOPMENTS (continued)

**Horizon Enterprise Systems – IBM partnership in the UK (continued)**

Like all new developments that start with zero revenue and a fixed cost, the IBM partnership took time to generate a positive contribution. However, with significant support from IBM and in line with expectation, this new operation generated €9.7m of revenue and a positive contribution in the second half of 2006.

**Further new partnerships with global IT vendors**

The group continued its strategy of developing new and deepening existing partnerships with global IT vendors. In July, the group invested in the recruitment and training of a new team of specialists to build Horizon Data Management – a storage solutions business which will form part of the enterprise solutions operation in the UK. This new development extends Horizon's capabilities in the high growth data management market and builds on the group's partnerships with EMC Corporation and Symantec Corporation in the UK. In addition, the group's UK operation has entered into partnerships with CommVault Systems, Inc. and Pillar Data Systems, Inc. to support this development.

Late in 2006, Oracle Corporation selected Horizon's UK enterprise infrastructure operation as its channel development partner in the UK, tasking Horizon with the on-going development of the existing Oracle channel with a primary focus on partners selling to enterprise customers. The group will be responsible for recruiting a network of specialist partners focused on business intelligence, security, identity management and service oriented architecture (SOA), as well as driving deeper adoption of Oracle's technology products within its independent software vendor (ISV) community. Horizon will be investing in a dedicated team of Oracle specialists with sales, marketing, technical and licensing skills to complement its existing Oracle capabilities.

The establishment and development of such relationships is consistent with Horizon's objective to deliver shareholder value through investment in selective areas of growth and to focus on the provision of cost effective outsourcing services to major international IT vendors. Such developments will provide the group with incremental organic growth in revenue and earnings going forward. Horizon continues to devote significant resources to enhancing such relationships.

## DIVISIONAL ANALYSIS

Following the disposal of the group's volume distribution business in October 2006, the board examined how the financial statements could best provide readers with an understanding of the group's performance, risks and returns and concluded that the primary format for segment reporting should be geographic and the secondary format should be business segments.

## IRELAND

In Ireland the group operates in the enterprise solutions market and assists customers in implementing IT strategies through the provision of IT infrastructure, applications software development, implementation consulting and support services. Its customer base is predominantly comprised of blue-chip companies. The division includes the Irish enterprise infrastructure and services (EIS) businesses and the Irish enterprise application and services (EAS) business. It has a current full time equivalent staff count of 153 employees.

*"2006 was Horizon's fifth consecutive year of growth in trading profit and diluted adjusted earnings per share. The group remains strongly profitable and continuing operations are cash generative with sustainable competitive advantages and significant operational leverage opportunities."*

## Breakdown of 2006 Revenue*

**By destination**


Ireland
23%
UK
77%

**Continuing operations*

## IRELAND (continued)

| *Ireland* | *2006 €'000* | *2005 €'000* | *Change* |
|---|---|---|---|
| Revenue | 59,974 | 52,580 | 14.1% |
| Trading profit | 6,083 | 5,460 | 11.4% |
| *Trading profit as a percentage of revenue* | *10.1%* | *10.4%* | |

The division's turnover, at €60.0m, increased 14.1% on 2005 and trading profit increased 11.4%. Growth in both revenue and trading profit was especially strong in the enterprise application and services business (EAS). It delivered increased revenue and earnings both organically and from the acquisition of EPC and WBT, which were completed in April and August respectively.

For the fifth year in a row, Horizon's Irish enterprise applications and services operation (EAS) achieved good growth in revenue and earnings. The consulting business built on its market-leading position by delivering growth in each of the service divisions in which it operates:

- **Business Intelligence** – Client Solutions is the leading business intelligence provider in the Irish market and experienced strong growth in demand in 2006. The mobile telecommunications and finance sectors continued to be strong in 2006 and wins included contracts in Quinn Direct and Vodafone.

- **Application Development** – continues to meet the software development needs of some of Ireland's largest enterprises. The core services provided include turnkey solution delivery from analysis to design to post implementation support, technical consultancy services and project management consultancy services. Horizon also offers a suite of application lifecycle management tools that enable customers to meet compliance requirements and to streamline their own internal software development processes. Some successful solution deployments in 2006 include the delivery of an eCommerce solution for The GiftVoucherShop, a major revamp to the Department of Enterprise Trade and Employment BASIS site and a mobile solution for Heineken Ireland.

- **Enterprise Resource Planning** – since its acquisition, EPC has been integrated with Horizon's existing SAP business. The combined operation has performed very satisfactorily, ahead of expectations, with significant new SAP contract wins during the year. It is now the only Irish indigenous mySAP-consulting partner and has won a number of new consulting contracts since the acquisition, for example, the Electricity Supply Board, Sherling Group and Centocor Inc. Demand for SAP project services continued to experience growth during the year, which was apparent both in existing customer upgrades and in new implementations. Horizon's SAP team now consists of circa. 35 SAP technical consultants.

- **Business Service Management (BSM)** – continues to develop satisfactorily in partnership with BMC and its products, including Remedy. This partnership, which began in 2004, continues to drive Horizon's services footprint in the data centres of Ireland's largest companies, with a broad customer base in financial institutions and telecommunications sectors in particular, on both mainframe and UNIX platforms. This unit provides a complete range of BMC Software services including sales, consulting, implementation and support to existing and new BMC Software customers. BSM is a fast-growing segment of the IT market and continues to represent an exciting opportunity for the group.

# Investment & development



## IRELAND (continued)

- **Learning Management Solutions** – WBT Systems helps organisations implement advanced learning and performance enhancement solutions. WBT has over one million licensed users across the globe and has built a strong revenue stream of services into its enterprise customer base. Since its acquisition in August 2006, WBT has performed ahead of expectation.

Early in 2007, Client Solutions developed a new unit to focus on the provision of IT Governance services to existing and new corporate clients. This is a logical extension of the project services already carried out by the company. By recruiting experienced personnel and building on the proficiency of existing resources, Client Solutions intends to develop an IT Governance centre of excellence.

In Ireland, Horizon Open Systems, the group's enterprise infrastructure and services business (EIS) is a channel partner of Sun Microsystems which specialises in the provision of infrastructure and professional services to blue-chip enterprises, government departments and global systems integrators.

The sectors of the market in which the group has seen growth over the last year in its Irish EIS operation include telecommunications, finance and government. A sample of the Horizon customer base, by sector includes:

- Mobile telecommunications: Meteor, O2 and Vodafone
- Fixed line telecommunications: Eircom Group and BT Group
- Public sector: Passport Office, Revenue Commissioners, Department of Justice, Department of Environment and Dublin City Council
- Finance sector: Bank of Ireland, Irish Life and Permanent, AIB Bank, American International Group and Ulster Bank

Early in 2007, Horizon Enterprise Systems expanded its IBM partnership into Ireland where it will specialise in the provision of IBM enterprise products and services in the Irish corporate and government market.

## UNITED KINGDOM

In the United Kingdom the group focuses exclusively on the provision of enterprise infrastructure and services. It assists customers, usually via a system integrator, in implementing IT strategies through the provision of IT infrastructure, development and consulting services. Its customer base is predominantly comprised of blue-chip companies and government departments. It has a current full time equivalent staff count of 160 employees.

| *United Kingdom* | *2006 €'000* | *2005 €'000* | *Change* |
|---|---|---|---|
| Revenue | 198,395 | 123,552 | 60.6% |
| Trading profit | 4,992 | 4,296 | 16.2% |
| *Trading profit as a percentage of revenue* | *2.5%* | *3.5%* | |

The division's turnover, at €198.4m, increased 60.6% on 2005 and trading profit increased 16.2%. The 2006 trading margin in the UK was depressed relative to normal levels by the group's investment in its UK operations – for example, excluding the costs of the Horizon Data Management (HDM) and Horizon Enterprise Services (HES) developments described below, the trading margin was 3%. This is the maintainable margin going forward.

## Revenue, Gross Profit and Margin

**Continuing Operations**


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2006 was a year of significant investment and achievement in the group's UK activities – both by way of acquisition and organic development. During the year, EquIP, a channel specialist in enterprise security and IP networking solutions, was acquired and the UK operation developed a new storage solutions business, a new Oracle partnership and generated the first profits from Horizon Enterprise System, the IBM channel partnership established in late 2005.

During 2006, the group re-branded its UK based operations into a unified entity, Horizon UK, which now operates through five operating units:

- Horizon Clarity – data centre technology from Sun Microsystems and Oracle.
- Horizon EquIP – networking and security technology from Nortel Networks Corporation, Juniper Networks, F5 Networks and others.
- Horizon Enterprise Systems – IBM specific enterprise infrastructure products and services.
- Horizon Data Management – data management solutions for EMC Corporation, Sun Microsystems (StorageTek) and Symantec Corporation.
- Horizon Solutions – complementary and emerging technologies.

The group's UK operation focuses on the enterprise segment of the IT market, specialising in the provision of high-end and mid-range infrastructure and services. Horizon aims to become the leading channel partner to its key vendors and has achieved substantial growth in 2006, out-performing the market by focusing on the continuing development of relationships with key system integrators.

Following the extensive development in 2006, the group's EIS operation is now one of the leading enterprise channel partners in the UK with partnerships with Sun Microsystems, Inc., IBM, Nortel Networks Corporation, EMC Corporation, Symantec Corporation, Juniper Networks and F5 Networks amongst others. Horizon was the clear leader in the UK amongst the partners of Sun Microsystems, Nortel Networks (data products), Juniper Networks and F5 Networks.

Horizon UK focuses on the enterprise sector of the market, typically selling to or through system integrators, managed service providers, outsourcers and the larger reselling technology integrators. Operating as a 'channel only' business that does not sell directly to end-users, Horizon UK has a proven track record in developing markets and delivering incremental revenue growth within the channel communities for the leading IT infrastructure vendors.

Data management is one of the fastest growing segments of the IT market and therefore, in July 2006, Horizon made an investment in the recruitment and training of a new team of specialists to build a storage solutions business as part of the enterprise solutions operation in the UK. This new development extends Horizon's capabilities in the high growth data management market and builds on the group's partnerships with EMC Corporation and Symantec Corporation in the UK. Horizon Data Management has entered into partnerships with CommVault Systems, Inc. and Pillar Data Systems to support this development. Like all new developments that start with zero revenue and a fixed cost, this new opportunity cost the group €570,000 in 2006 and is expected to deliver profitable growth in 2007. Horizon Data Management has already successfully delivered new customer solutions in partnership with organisations such as 2e2 Group and SCC.

In October 2006, Oracle Corporation selected Horizon's UK enterprise infrastructure operation as its channel development partner in the UK, tasking Horizon with the on-going development of the existing Oracle channel with a primary focus on partners selling to enterprise customers. The group will be responsible for recruiting a network of specialist partners focused on business intelligence, security, identity management and service oriented architecture (SOA), as well as driving deeper adoption of Oracle's technology products within its independent software vendor (ISV) community. Horizon UK will be investing in a dedicated team of Oracle specialists with sales, marketing, technical and licensing skills to complement its existing Oracle capabilities.

# Focus



Horizon Clarity further increased its Sun Microsystems' market share in 2006 by winning a number of mid-range infrastructure projects in partnership with global system integrators. Horizon continued as Sun Microsystems' largest partner in the UK and Ireland.

In 2005, the group established a new unit to focus on providing UK system integrators and their customers with a wide range of IBM specific enterprise infrastructure products and services. This business, Horizon Enterprise Systems (HES), generated its first revenue in January 2006 and provided a positive contribution to group profits for the first time in the second half of 2006. It is an excellent strategic fit, consistent with the group's strategy of seeking organic developments to broaden our market coverage in partnership with global IT vendors.

HES was selected by Service Birmingham (a joint venture partnership between Birmingham City Council and Capita Group plc) to supply and implement its data centre infrastructure using IBM technology, to support the first program of their business transformation strategy. The infrastructure will support the deployment of a new SAP environment to improve services to the people of Birmingham whilst achieving significant savings.

GARY COBURN
Chief Executive Officer

*"Over the last 18 months, Horizon has shifted its business to become exclusively focused on the higher margin, services rich enterprise solutions market."*



CATHAL O'CAOIMH

In 2006, Horizon increased turnover and diluted adjusted EPS and strengthened its market and financial positions. 2006 key performance indicators, reported under International Financial Reporting Standards, are outlined below:

| *Key Performance Indicators (continuing operations)* | *2006 €'000* | *2005 €'000* | *Change* |
|---|---|---|---|
| Revenue | 257,895 | 175,602 | 46.9% |
| Gross profit | 43,042 | 28,628 | 50.3% |
| *Gross margin* | *16.7%* | *16.3%* | |
| EBITDA | 10,021 | 8,304 | 20.7% |
| *EBITDA as % of turnover* | *3.9%* | *4.7%* | |
| EBITDA return on invested capital * | 32.1% | 37.8% | |
| Profit after taxation | 5,549 | 4,274 | 29.8% |
| Diluted adjusted EPS (cent) ** | 9.16 | 8.25 | 11.0% |
| Net debt | 6,979 | 9,157 | |
| Interest cover*** | 7.5x | 10.1x | |

* EBITDA which excludes material items expressed as a percentage of average equity.
** Diluted EPS adjusted represents earnings based on 78,258,000 (2005: 72,028,000) shares over profit after tax adjusted for material items, unwinding of discount factor, amortisation of intangibles and discontinued activities.
*** Interest cover calculated on operating profit adjusted for tax, amortisation of intangibles and depreciation.

## REVENUE AND GROSS PROFIT

Revenue grew 46.9% on the previous year – excluding acquisitions, organic revenue growth was 19.2%. All businesses posted revenue growth year-on-year with the fastest rate of growth occurring in the UK EIS business and the Irish application consulting operation.

In 2006 the group achieved a very satisfactory 50.3% growth in gross profit and a 0.4% increase in gross margin. Excluding acquisitions, gross profit increased by 13.7%. The significant growth in revenue combined with the disposal of the volume distribution business and the addition of higher-value acquisitions and developments, more than offset the anticipated reduction in gross margin in the traditional infrastructure sales mix in 2006. This move towards more services rich and higher-margin activities is evident from the growth in gross margin on continuing operations to 16.7% in 2006 from 12.0% in 2005 including the volume distribution business.

## EARNINGS AND TAXATION

For the fifth year in a row, Horizon has delivered strong growth in earnings – in the current year profit after tax on continuing operations grew 30% to €5.5m and diluted adjusted EPS grew 11%.

The taxation charge for the year was €500,000, an effective tax rate of 8.3%, which is significantly down on the 22.5% in 2005. This improvement is attributable, amongst other things, to the crystallisation of tax losses previously unrecognised.

The group continued its focus on cost control and efficiency during the year. Average headcount in 2006 was 279, a 65% increase from 169 in 2005 on continuing operations, principally as a result of acquisitions, developments and the growth of revenue generating consultants in the EAS business. Cost per employee increased by 2% in the year.



## CASH FLOW, LIQUIDITY AND FUNDING

The group's cash flow and financial position was strengthened further, particularly as a result of the €5.2m net cash flow from continuing operations, the €8.1m raised in equity through institutional placing and the funds generated from the disposal of the distribution and channel services division. After paying €12.5m during 2006 for the acquisitions of EquIP, EPC and WBT, net debt at 31 December 2006 was €7.0m representing 19% of total equity at 31 December 2006 (2005: 37%).

Total equity increased to €37.8m (2005: €24.6m). At the end of 2006, net debt of €7.0m was represented by borrowings of €15.4m (2005: €13.2m) offset by cash of €8.4m (2005: €4.1m). The remaining €2.2m from the sale of the distribution business is due to be received at the beginning of 2007.

The following table compares the working capital cycle at 31 December 2006 with the previous year:

| *Working Capital Cycle* | *2006 Days* | *2005 Days* |
|---|---|---|
| Stock days | 32 | 40 |
| Debtors' days | 75 | 67 |
| Creditors' days | 82 | 72 |
| **Working capital cycle** | **25** | **35** |

Net finance cost increased from €0.8m in 2005 to €1.5m in 2006. However, this includes a significant non-cash notional interest charge relating to deferred acquisition consideration, earn out payments and lease provisions. Under International Accounting Standards, deferred consideration and anticipated earn out payments are stated at their net present value and the subsequent unwind of the discount factor is a charge to the consolidated income statement. Excluding this non-cash notional interest charge, net finance costs increased from €0.6m in 2005 to €1.2m in 2006. This real increase is primarily attributable to the higher net debt in the middle of 2006 because EquIP, EPC and WBT were acquired in February, April and August respectively whereas the sale of the volume distribution business was completed in October.

Horizon has significant financial capacity with unused credit facilities, in respect of which all conditions precedent had been met at 31 December 2006, of €37.9m. Horizon's net debt at the year-end is well within comfortable levels representing less than a year of EBITDA, with interest cover of 7.5 times.

## PLACING

In February 2006, the group placed 7,372,175 new ordinary shares in the capital of the company with institutional investors to fund part of the acquisition of EquIP. This represented approximately 10% of the existing issued share capital of the company and, at an issue price of €1.15 per ordinary share, raised approximately €8.5m before expenses.

## MATERIAL ITEMS

The following costs of a one-off nature were charged to the consolidated income statement:

**Integration costs**

Following the acquisition of EquIP, the business was restructured and integrated with the existing UK based enterprise infrastructure operation. During the year, integration costs have been incurred in combining the acquired business with the existing business of the group. These integration costs comprise charges in respect of set-up costs in the migration of the back office data and systems to the existing business of the group and costs of retaining duplicate staffing for a transitional period to ensure a smooth migration of data. The cost of the integration process at €410,000 has been treated in the accounts as a material item.

*"The group's strategy is to generate long-term, consistent growth in shareholder value by investing resources judiciously to capitalise upon future growth opportunities while maintaining a strong financial position."*

**Revenue and Gross Profit**
Continuing Operations



€ million
€ 000
250
200
150
100
50
0
45
40
35
30
25
20
15
10
5
0
2003
2004
2005
2006
Revenue (LHS)
Gross profit (RHS)


**Gross Profit and Gross Margin**
Continuing Operations



40
30
20
10
0
16.8%
16.6%
16.4%
16.2%
16.0%
15.8%
15.6%
15.4%
2003
2004
2005
2006
Gross profit (LHS)
Gross margin (RHS)


## MATERIAL ITEMS (continued)

**Long Term Incentive Plan**

The board fulfilled its obligation under Cathal O'Caoimh's Long Term Incentive Plan ('LTIP') by means of a cash payment and, as a result, Cathal O'Caoimh forfeited 1,250,000 share options. The cost of modifying the LTIP, of €165,000, was charged to the consolidated income statement as a material item in 2006.

## PRIOR YEAR ADJUSTMENTS

Modifications in 2003 and 2004 to the terms and conditions of share options granted under an LTIP in 2001 have been accounted for as a prior year adjustment under IAS 8. Under IFRS2, if a modification increases the fair value of a share option, the group is required to expense the incremental fair value of the modification. The incremental fair value arising from prior year modifications to share options was €658,000, which has been amortised over the remaining vesting period. Cumulatively, the prior year adjustment had no impact on the total equity of the group.

**Income Statement Presentation**

As a result of the number of acquisitions completed in 2006, the board felt it was more appropriate to define trading profit as excluding amortization of intangibles.

## POST BALANCE SHEET EVENTS

There have been no significant events between the balance sheet date and the date of this announcement.

## PROPOSED CAPITAL REDUCTION

The board proposes to reduce the share premium account of Horizon Technology Group plc by the amount necessary to eliminate historical losses and restore the profit and loss account to a nil position. Technically, the company is not in a position to distribute profits by way of dividend because the holding company has cumulative retained losses. The rectification of this position requires the company to seek approval at a general meeting of shareholders and, if approval is granted, to seek High Court consent for an order confirming the reduction.

The board does not intend to declare a dividend in the short term but believes that it is important to eliminate the legal impediment on the payment of dividends. The position of the company's creditors will not be adversely affected by the proposed capital reduction.

CATHAL O'CAOIMH
Chief Financial Officer

| | | |
|---|---|---|
| **DIRECTORS** | Executive: | Mr. S. Naji, Executive Chairman<br>Mr. G. Coburn, Chief Executive Officer<br>Mr. C. O'Caoimh, Chief Financial Officer |
| | Independent Non Executive: | Mr. P. Kenny, Senior Independent Director<br>Mr. C. Garvey |
| **SECRETARY** | | Mr. C. O'Caoimh |
| **REGISTERED OFFICE** | | Horizon Technology Group plc<br>14 Joyce Way<br>Park West Business Park<br>Nangor Road<br>Dublin 12 |
| **SOLICITORS** | | William Fry Solicitors<br>Fitzwilton House<br>Wilton Place<br>Dublin 2 |
| **BANKERS** | | Ulster Bank<br>Ulster Bank Group Centre<br>George's Quay<br>Dublin 2 |
| **AUDITORS** | | Ernst & Young<br>Chartered Accountants<br>Harcourt Centre<br>Harcourt Street<br>Dublin 2 |
| **STOCKBROKERS** | | Davy Stockbrokers<br>Davy House<br>49 Dawson Street<br>Dublin 2<br><br>Shore Capital Stockbrokers Ltd<br>The Corn Exchange, Fenwick Street<br>Liverpool, L2 7RB |

The following are the members of the board of the company as at 31 December 2006:

**SAMIR NAJI, EXECUTIVE CHAIRMAN**

Samir Naji, aged 44, founded Horizon in 1988 and was Chief Executive Officer from start-up to February 2001, at which time he was appointed Executive Chairman. He took on the joint role of Chairman and Chief Executive Officer from September 2002 to May 2005 at which point he reverted to Executive Chairman. He has led the group's identification of attractive markets, establishment of the group's businesses in those markets and has also been the key figure in the development of the group's management team. He holds a Bachelor of Science Degree from University College Cork.

**GARY COBURN, CHIEF EXECUTIVE OFFICER**

Gary Coburn, aged 44, has over 23 years experience in the IT industry and joined Horizon in 1992 as a sales manager in the systems integration business. In 1993 he was appointed country manager in that division, in 2002 he became Horizon's Chief Operating Officer and in May 2005 he was appointed as Chief Executive Officer. He joined the Horizon board in September 2002. Prior to joining Horizon, he worked in IBM, Hewlett Packard and Digital Equipment in Ireland. He holds a Bachelor of Engineering (Electronic) Degree from University College Galway.

**CATHAL O'CAOIMH, CHIEF FINANCIAL OFFICER & COMPANY SECRETARY**

Cathal O'Caoimh, aged 49, joined Horizon as Chief Financial Officer and became a board member in February 2001. He worked as Group Finance Director of the Hibernian Group/Norwich Union Ireland for the previous four years. Cathal has previously held the positions of Group Financial Controller of Independent News and Media Group plc and Managing Director of Tribune Newspapers. Cathal is a fellow of the Institute of Chartered Accountants and holds a Masters Degree in Business Studies from University College Dublin.

**CHARLES GARVEY, NON-EXECUTIVE DIRECTOR**

Charles Garvey, aged 49, joined Horizon in 1989 as General Manager and Director. In August 1998, he was appointed Group Operations Director and in February 2001, he took over as Chief Executive Officer. Charles resigned as Chief Executive Officer of Horizon in September 2002 but agreed to stay on as a non-executive director on the board. Prior to joining Horizon, he was employed by a multinational electronics group operating in Ireland as Production and Materials Manager and he held a number of senior management positions within the IT sales and services industry. He holds a Bachelor of Science Degree in Information Technology from Dublin City University.

**PAUL KENNY, NON-EXECUTIVE DIRECTOR**

Paul Kenny, aged 46, was appointed to the board in August 1998. He was previously a Director of WBT Systems Limited, Chairman of EUnet Limited and a Director of NCB Group Limited in Dublin. He also worked in the venture capital industry with Schroder Ventures in London and in capital markets with Goldman Sachs in New York. He is a director of a number of private companies and holds a Bachelor of Commerce Degree from University College Dublin and an MBA from the London Business School.

**PAUL DOOLEY, DIRECTOR – WBT SYSTEMS**

Paul Dooley has been involved with WBT Systems since its inception in 1995, mostly in financial roles. Prior to joining WBT, Paul managed an accounting and taxation practice specialising in high-technology start-ups. Paul also spent eight years with Arthur Young in Ireland, where he was manager of the Small Business Division and prior to that was employed by the Irish Revenue Commissioners.

**JAMES EIVERS, DIRECTOR – ENTERPRISE APPLICATIONS AND SERVICES (EAS)**

James is co-founder and Managing Director of Client Solutions, which was acquired by Horizon in 2000 and into which the group has consolidated all its application consulting operations. He previously worked as a research engineer at the National Microelectronics Research Centre and was co-founder of Software Manufacturing Consultants Limited where his role progressed from Technical Director to Managing Director. James holds a Masters Degree in Civil Engineering from University College Cork.

**ROLAND NOONAN, DIRECTOR – ENTERPRISE INFRASTRUCTURE AND SERVICES (Ireland – EIS)**

Roland joined Horizon in 1991 and held a number of sales and management positions prior to his appointment as Sales Director in 1998. Roland was promoted to the position of Managing Director of Horizon Open Systems, the group's Irish EIS business, in July 2002. Prior to joining Horizon, Roland worked in the IT industry since 1984 in a number of sales and management positions in Ireland and the UK.

**JOHN UNSWORTH, DIRECTOR – ENTERPRISE INFRASTRUCTURE AND SERVICES (UK – EIS)**

John joined Horizon in early 2001 as a Director of the group's UK EIS business. He has over 20 years experience in the IT industry and prior to joining Horizon was a Director of ICL (UK) for over two years. John previously held senior management positions with Informix Corporation, Sequent Corporation and Sun Microsystems. John holds a Bachelor of Science Degree in Electronic Engineering from the University of Hull.

The company is committed to maintaining the highest standards of corporate governance and the directors recognise their accountability to the company's shareholders in this regard. This statement describes how the principles of corporate governance are applied by the company and the company's compliance with the provisions of The Combined Code On Corporate Governance set out in Section 1 of the 2003 Combined Code.

## COMPLIANCE

The directors endorse the recommendations of the 2003 Combined Code and confirm that the company has complied with the provisions of the 2003 Combined Code throughout the financial year under review.

## THE BOARD OF DIRECTORS

In compliance with provision A.3.2 of the 2003 Combined Code, the board comprises of three executive and two non-executive directors (see biographies on page 15). All members of the board demonstrate a range of experience and are of sufficient calibre to bring independent judgement on issues of strategy, performance, resources and standards of conduct, which are vital to the success of the group. In addition, procedures have been established for the directors to take independent professional advice at the group's expense.

The board agrees a schedule of regular meetings to be held in each calendar year and also meets on other occasions as necessary. There were eleven full meetings of the board during 2006. Details of attendance at those meetings are set out in the table on page 19.

In the event that the chairman is unable to attend a board meeting, the meeting is chaired by a non-executive director, usually the senior independent non-executive director. The board is responsible to shareholders for the proper management of the group and has a formal schedule of matters specifically reserved to it for decision. This includes approval of the group's commercial strategy, trading and capital budgets, financial statements, board membership, major acquisitions and disposals and risk management.

To enable the board to discharge its duties, all directors receive appropriate and timely information. They are given the opportunity to probe and question the information supplied and to seek such additional information, as they consider appropriate. The chairman ensures that the directors continually update their skills and knowledge of the group, as required to fulfil their role both on the board and on board committees. All directors have access to the advice and services of the company secretary who is responsible for ensuring that board procedures are followed. The appointment and removal of the company secretary are specifically reserved for the approval of the board as a whole. The company has insurance in place to indemnify the directors in respect of legal action taken against them.

C. Garvey and P. Kenny are the non-executive directors deemed by the board to be independent in accordance with the provisions of the 2003 Combined Code. Notwithstanding the existence of a prior employee relationship with the group (see biography details on page 15), the board, following discussions with legal advisors and based on its examination of C. Garvey's performance as a director, determined that he demonstrates independence in character and judgement to negate any concern about the effect of his previous executive role, on the performance of his non-executive function.

P. Kenny is the senior independent director. He is available to shareholders in the event that contact through the normal channels is inappropriate or if the company has failed to resolve an issue.

A formal process to evaluate the board, its committees and its directors is in place. All members of the board participate in the annual evaluation process and the results are shared with the board as a whole. This is achieved through discussion with each director and the company secretary.

The non-executive directors, led by the senior independent director, are responsible for carrying out a performance evaluation of the chairman. The board acts on the outcome of the evaluations and uses the process constructively as a mechanism to improve board effectiveness, maximise strengths and tackle weaknesses.

At least one-third of the members of the board retire at each Annual General Meeting and all directors must submit themselves for re-election every three years. The board as a whole approves appointments to the board. Directors appointed by the board must submit themselves to shareholders for election at the Annual General Meeting following their appointment. Non-executive directors are appointed for specified terms. In advance of the chairman proposing to shareholders that a non-executive director serve a term beyond six years, a rigorous review of their performance is carried out by the board to ensure that they continue to be effective and demonstrate commitment to the role.

## THE BOARD OF DIRECTORS (continued)

The board has activated an effective committee structure to assist in the discharge of its responsibilities. The committees and their members are noted below. All committees of the board have written terms of reference dealing with their authority and duties. These terms of reference of the audit committee, nomination committee and remuneration committee are available in the investor section of the company's website: www.horizon.ie. The chairman of each committee is available to give a report on the committee's proceedings at board meetings.

## THE AUDIT COMMITTEE

The audit committee consists of the two non-executive directors considered by the Board to be independent. The audit committee is responsible for reviewing the integrity of the group's financial statements and for reviewing significant financial issues and judgements contained therein. The committee reviews the accounting principles, policies and practices adopted in the preparation of the interim and annual accounts and discusses with the group's external auditors the results and planned scope of their audit of the group's annual financial statements. It also reviews the scope and performance of the group's internal audit function and the cost effectiveness, independence and objectivity of the external auditors.

The audit committee reviews the procedures that are in place for staff to raise concerns in confidence about possible financial reporting or other misconduct and assists the board in meeting its obligations under the Combined Code on Corporate Governance in the areas of risk assessment and internal controls. It ensures that there are proper internal controls in place appropriate to the size and operations of the group.

The audit committee reviews the external auditor's procedures for maintaining and monitoring independence, including those to ensure that the partners and staff have no personal or business relationships with the company. Audit committee approval is required for any engagement of the external auditors to supply non-audit services that involve cumulative fees in excess of €20,000 per annum.

The external auditors have direct access to the committee and its chairman at all times. The members of the audit committee are C. Garvey (chairman) and P. Kenny. The board has determined that both members of the audit committee have recent and relevant financial experience. There were seven audit commitee meetings during 2006. Details of attendance at audit committee meetings are set out in the table on page 19.

## THE NOMINATION COMMITTEE

The members of the nomination committee are P. Kenny (chairman), C. Garvey and S. Naji. It is responsible for making recommendations to the board on new board appointments and for reviewing the structure, size and composition of the board and making recommendations to the board with regard to any changes.

The board plans for its own succession with the assistance of the nomination committee. In so doing, the nomination committee considers the skill, knowledge and experience necessary to allow the board to meet the strategic vision for the group. There were four nomination committee meetings during 2006. Details of attendance at nominations committee meetings are set out in the table on page 19.

The standard terms of the letter of appointment of non-executive directors is available in the investor section of the company's website: www.horizon.ie and will also be available for inspection at the Annual General Meeting.

## THE REMUNERATION COMMITTEE

The members of the remuneration committee are P. Kenny (chairman) and C. Garvey. It is responsible for the remuneration policy of the group's executive directors including the chairman of the board, having regard to companies of a similar size and scope. This covers the determination of contract terms, remuneration and other incentives for each of the executive directors including performance related bonus schemes, share options and pension rights. The remuneration committee consults the chairman of the board about its proposals relating to the remuneration of other executive directors.

The board of directors, excluding the non-executive director concerned, determines the remuneration of non-executive directors. Non-executive directors do not receive any benefits from the company, other than fees, nor do they participate in any bonus or share option scheme.

## THE REMUNERATION COMMITTEE (continued)

The remuneration committee also monitors the level and structure of remuneration for senior management. Further details of the remuneration policy and remuneration of the directors is reported below. There were eight remuneration committee meetings during 2006. Details of attendance at remuneration committee meetings are set out in the table below.

**Attendance at Board and Board Committee meetings during the year ended 31 December 2006**

| | Board | | Audit | | Nomination | | Remuneration | |
|---|---|---|---|---|---|---|---|---|
| | A | B | A | B | A | B | A | B |
| Gary Coburn | 11 | 10 | – | – | – | – | – | – |
| Charles Garvey | 11 | 11 | 7 | 7 | 4 | 4 | 8 | 8 |
| Paul Kenny | 11 | 11 | 7 | 7 | 4 | 4 | 8 | 8 |
| Samir Naji | 11 | 10 | – | – | 4 | 3 | – | – |
| Cathal O'Caoimh | 11 | 11 | – | – | – | – | – | – |

*Column A – indicates the number of meetings held during the period the director was a member of the board and/or committee.*
*Column B – indicates the number of meetings attended during the period the director was a member of the board and/or committee.*

## REMUNERATION POLICY

The terms of reference of the remuneration committee are to determine the group's policy on executive director remuneration and to consider the other terms of the remuneration packages for the executive directors. At the beginning of each financial year the committee determines basic salaries as well as parameters for bonus payments. The underlying objective is to ensure that individuals are appropriately rewarded relative to their responsibility, experience and value to the group. The remuneration committee is mindful of the need to ensure that the group can attract, retain and motivate executive directors who are of the calibre necessary to develop the group and enhance shareholder value and can perform to the highest levels of expectation.

**Basic salary and benefits**
The basic salary and benefits of executive directors are reviewed annually having regard to personal performance, company performance, changes in responsibilities and competitive market practice in the area of operation. Employment related benefits consist principally of a company car or car allowance, health insurance and sabbatical leave entitlements. No directors' fees are payable to executive directors.

**Pension benefits**
Executive directors participate in a defined contribution pension plan with pension contributions based on annual basic salary.

**Share options**
The group operates four share incentive schemes - an Employee Share Ownership Trust (Horizon ESOP Limited), the 1998 Share Option Scheme, the 1998 Share Option Scheme (Amended) and the 1999 Share Option Scheme.

The purpose of the share schemes is to grant to employees an equity participation in the company and to retain and motivate employees towards better performance. It is current policy to phase the granting of options. Options are granted at the market price of the company's shares at the time of the grant. Further details are included below.

Details of share options issued to executive directors are listed on page 21.

**Long-term incentive plan**
Ancillary to the share options granted, the company entered into a long-term incentive plan with C. O'Caoimh in February 2001 which matured during the year under review (see below).

**Performance related bonuses**
Annual bonuses are determined on the basis of objective assessments based on the group's performance during the year. In 2006, 70% of each executive director's potential bonus was based on the group achieving target earnings per share while the remaining 30% was based on the achievement of pre-determined personal goals, which are linked to the overall strategic development of the group.

**Service contracts**
No director has a service contract in excess of one year.

## REMUNERATION POLICY (continued)

The remuneration of the directors disclosed in accordance with the listing requirements of the Irish Stock Exchange is as follows:

| | *Year ended 31 December 2006* | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | *Basic salary 2006 €'000* | *Fees 2006 €'000* | *Annual bonus 2006 €'000* | *Benefits 2006 €'000* | *Long term incentive plan 2006 €'000* | *Pension contributions 2006 €'000* | *Total 2006 €'000* | *Total 2005 €'000* |
| **Executive Directors** | | | | | | | | |
| S. Naji | 92 | – | 83 | 23 | – | 107 | 305 | 319 |
| C. O'Caoimh | 235 | – | 99 | 31 | 762 | 35 | 1,162 | 367 |
| G. Coburn | 199 | – | 71 | 24 | – | 16 | 310 | 264 |
| | 526 | – | 253 | 78 | 762 | 158 | 1,777 | 950 |
| **Non-Executive Directors** | | | | | | | | |
| P. Kenny | – | 40 | – | – | – | – | 40 | 40 |
| C. Garvey | – | 40 | – | – | – | – | 40 | 40 |
| | – | 80 | – | – | – | – | 80 | 80 |
| Total | 526 | 80 | 253 | 78 | 762 | 158 | 1,857 | 1,030 |

## DIRECTORS' AND SECRETARY'S INTERESTS

The interests of the directors and secretary (all of which are beneficially owned) including their families in the ordinary share capital of the company at the beginning and end of the year were as follows:

| | *31 December 2006* | | *1 January 2006* | |
|---|---|---|---|---|
| *Directors* | *Ordinary shares* | *Options ordinary shares* | *Ordinary shares* | *Options ordinary shares* |
| S. Naji | 31,029,138 | 120,000 | 31,029,138 | – |
| C. Garvey | 1,286,000 | – | 2,000,000 | – |
| P. Kenny | 128,122 | – | 128,122 | – |
| G. Coburn | – | 998,500 | – | 848,500 |
| C. O'Caoimh | 25,547 | 520,000 | 25,547 | 1,595,000 |

The directors and secretary have no interest in the ordinary share capital of any other group undertakings. The market price of the company's shares at 31 December 2006 was €1.05 per share with the range during the year being €0.83 to €1.28.

## INTERESTS IN OPTIONS

The company's register of directors' and secretary's interests containing full details of directors' and secretary's options to subscribe for shares are available for inspection. These interests are summarised below:

| | | *At 31 Dec 2005* | *Granted in 2006* | *Exercised in 2006* | *Forfeited in 2006* | *At 31 Dec 2006* | *Weighted average option price* |
|---|---|---|---|---|---|---|---|
| C. O'Caoimh | (a) | 1,595,000 | 150,000 | – | 1,225,000 | 520,000 | €1.02 |
| | (b) | 15,000 | – | – | 15,000 | – | – |
| | (c) | 160,000 | – | – | 10,000 | 150,000 | €0.67 |
| G. Coburn | (a) | 848,500 | 150,000 | – | – | 998,500 | €0.76 |
| | (b) | 4,655 | – | – | – | 4,655 | €1.15 |
| | (c) | 186,096 | – | – | – | 186,096 | €0.83 |
| | (d) | 120,000 | – | – | – | 120,000 | €0.99 |
| S. Naji | (a) | – | 120,000 | – | – | 120,000 | €0.90 |
| | (c) | 230,000 | – | – | – | 230,000 | €0.94 |

(a) Options granted by Horizon ESOP Limited
(b) Options granted under the 1998 Share Option Scheme (Amended)
(c) Options granted under the 1999 Share Option Scheme
(d) Options granted under the 1998 Share Option Scheme

The options issued under the 1998 Share Option Scheme, the 1998 Share Option Scheme (Amended) and the 1999 Share Option Scheme are exercisable only when Earnings Per Share (EPS) growth exceeds the growth of the Irish Consumer Price Index by 5% compounded over a period of at least three years subsequent to the granting of the options.

The options issued by Horizon ESOP Limited are only exercisable if predetermined personal performance criteria are fulfilled.

Options granted during 2006 by Horizon ESOP were at an option price of €0.90. There were no share options exercised during the year. Share options forfeited during the year had options prices ranging from €0.28 to €1.65.

The following share options have exercise prices in excess of the market value of the company's shares at 31 December 2006:

| | |
|---|---|
| C. O'Caoimh | 50,000 |
| G. Coburn | 59,751 |
| S. Naji | nil |

The following share options were exercisable at 31 December 2006:

| | |
|---|---|
| C. O'Caoimh | 100,000 |
| G. Coburn | 804,251 |
| S. Naji | nil |

The following options were granted after the year end on 15 March 2007:

(i) By Horizon ESOP 400,000 options to C. O'Caoimh and 150,000 options to G. Coburn at an option price of €1.15;
(ii) Under the 1999 Share Option Scheme 400,000 options to C. O'Caoimh and 150,000 to G. Coburn at an option price of €1.03.

The following changes occurred in the director's or secretary's interests in shareholdings from the end of the financial year to 3 April 2007. P. Kenny's interest in ordinary shares increased to 131,587 ordinary shares.

**Amendments to LTIP**
As previously disclosed in the financial statements, a five-year LTIP was established to assist the group in the recruitment of Mr O'Caoimh in 2001. Under the terms of the LTIP, he was to receive a payment in 2006 if certain performances targets were achieved and if the excess of the market value of the relevant options (1,250,000 share options issued between 2001 and 2004) over the cost of exercising those options did not exceed €762,000. The amount of the payment was to be the difference between €762,000 and the gain on the options. All the performance targets were achieved and Mr O'Caoimh was therefore entitled to exercise the relevant options.

## INTERESTS IN OPTIONS (continued)

The board decided to alter the manner in which it met its obligation under Cathal O'Caoimh's Long Term Incentive Plan ('LTIP') by means of a cash payment. As a result, Mr O'Caoimh forfeited his entitlement to 1,250,000 share options issued between 2001 and 2004 and instead received a cash payment of €762,000. The board decided, based on the recommendation of the Remuneration Committee, that it was in the interest of all shareholders to make the cash payment, thereby avoiding EPS dilution of 1.5%. This transaction was effective on 5 December 2006 and following this variation to the LTIP, Mr O'Caoimh retains share options over 670,000 ordinary shares, representing 0.8% of the share capital of the group.

## COMMUNICATIONS WITH SHAREHOLDERS

Communication with shareholders is given high priority. The group has an ongoing programme of meetings between its senior executives, institutional shareholders, analysts and brokers. These meetings, which are governed by procedures designed to ensure that price sensitive information is not divulged, are wide ranging and are designed to facilitate a two way dialogue based upon the mutual understanding of objectives.

The Annual General Meeting of the company affords individual shareholders the opportunity to question the chairman and the board and their participation is welcomed. The chairman aims to ensure that the chairmen of the audit committee, remuneration committee and the nomination committee are available at the Annual General Meeting to answer questions. In addition, major shareholders can meet with the chairman or the senior independent director on request. The group also offers major shareholders the opportunity to meet newly appointed non-executive directors.

The board is kept appraised of the views of shareholders and the market in general through the feedback from the meetings programme and results presentations. Analysts' reports on the company are also circulated to the board members on a regular basis.

The group's website, www.horizon.ie provides the full text of the annual and interim reports and copies of presentations to investors and analysts. News releases are made available in the news section of the website immediately after release to the Stock Exchange.

## INTERNAL CONTROL

The board has overall responsibility for the group's system of internal control, for reviewing its effectiveness and for confirming that there is a process for identifying, evaluating and managing the significant risks to achieving the group's strategic objectives. The process has been in place throughout the financial year and up to the date of the approval of the Annual Report and Accounts and accords with the Turnbull guidance.

The risk management process and systems of internal control are designed to manage rather than eliminate the risk of failure to achieve the group's strategic objectives. It should be recognised that such systems can only provide reasonable, not absolute, assurance against material misstatement or loss.

Risk identification and evaluation takes place as an integral part of the annual strategic planning cycle. An overall risk and control self-assessment programme is also completed on an annual basis by each business unit and by group management. Each business unit's risks, controls and action plans are also reported on and monitored on a regular basis as part of the normal management review process. Material breaches of the group's system of internal controls are reported to and investigated by the audit committee and appropriate action is taken to ensure that processes and systems are strengthened and/or adhered to.

The results of the annual strategy review, the annual risk and control self-assessment and the results of the ongoing management review processes are reported to and reviewed by the board. The board considers whether the significant risks faced by the group are being identified, evaluated and appropriately managed, having regard to the balance of risk, costs and opportunity. In addition, the board meets with internal auditors on a regular basis and satisfies itself as to the adequacy of the group's internal control system.

## GOING CONCERN

The directors are satisfied that the company and the group have adequate resources to continue to operate for the foreseeable future and are financially sound. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

The directors present their annual report together with the audited financial statements of the group for the year ended 31 December 2006.

## PRINCIPAL ACTIVITIES

The principal activities of the group are the provision of information technology products and services to corporate customers and computer resellers in the United Kingdom and Ireland.

## REVIEW OF THE DEVELOPMENT OF THE BUSINESS

The Chairman's Statement and the Trading and Financial Reviews carry detailed analyses of the group's business and developments during 2006.

## RESULTS FOR THE YEAR AND STATE OF AFFAIRS

The consolidated income statement and balance sheet are set out on pages 30 and 31. The profit on ordinary activities (continuing operations) before taxation in the year amounted to €6,049,000 (2005: €5,513,000). After charging taxation of €500,000 (2005: €1,239,000) and a loss from discontinued operations of €1,493,000 (2005: profit of €753,000), retained profits for the year of €4,056,000 (2005: €5,027,000) have been transferred to reserves. Shareholders' funds at 31 December 2006 amount to €37,781,000 (2005: €24,632,000).

The Chairman's Statement and the Financial Review refer to the state of affairs of the group.

The directors do not propose the payment of a dividend for the year.

## EVENTS SINCE THE BALANCE SHEET DATE

There were no events affecting the financial statements after the year end and trading events since the year end are outlined in the Chairman's Statement.

## FUTURE DEVELOPMENTS

The Chairman's Statement refers to the outlook of the business and the group's operating plan.

## DIRECTORS

The members of the board of directors are listed on page 14.

S. Naji and C. Garvey retire by rotation and, being eligible, offer themselves for re-election.

## DIRECTORS' AND SECRETARY'S INTERESTS

The interests of the directors and secretary in the ordinary share capital of the company and its subsidiaries at the beginning and end of the year are listed on page 20.

## BOOKS AND ACCOUNTING RECORDS

The directors are responsible for ensuring that proper books and accounting records as outlined in Section 202 of the Companies Act, 1990 are kept by the company. To ensure that these requirements are complied with, the directors have appointed appropriate accounting personnel, including a Chief Financial Officer.

The books and accounting records are maintained at the company's registered office at Park West Business Park, Nangor Road, Dublin 12.

## PRINCIPAL RISKS AND UNCERTAINTIES

The directors consider that the following are the principal risk factors that could materially and adversely affect the group's future operating profits or financial position.

- Deterioration in general economic conditions or in the IT market in particular, loss of market share by our key suppliers or continued price depreciation without compensating volume increases may lead to a reduction in revenue.
- Intense competition among global IT vendors or within the channel may lead to reduced prices, lower sales or reduced sales growth, lower gross margins, extended payment terms with customers, increased investment and interest costs or bad debt risks.
- Significant changes in supplier terms, such as volume discounts or rebates, a reduction in the amount of incentives available, reduction or termination of price protection, stock rotations or other stock management programs or reductions in payment terms may adversely impact operations or financial condition.
- Termination of a supply or services agreement with a major supplier or product supply shortages may adversely impact results of operations.
- Changes in the market or to the circumstances of an individual customer may increase bad debt risk if not covered by credit insurance or inability to obtain credit insurance at reasonable rates or at all.
- The loss of a key executive officer or other key employees, or regulatory changes affecting the work force or the limited availability of qualified personnel may disrupt operations or increase cost structure.
- Interest rate changes, foreign exchange rate fluctuations, economic instability or other related risks may negatively impact future profitability.
- An interruption or failure of our information systems may result in a significant loss of business, assets or competitive information.
- The integration of acquired businesses may take longer or be more expensive than anticipated, the cost of integration could be higher or the benefits lower.

The group has controls embedded within its systems to limit each of these potential exposures and managers and the board regularly review, reassess and proactively limit the associated risks.

## KEY FINANCIAL PERFORMANCE INDICATORS

The key financial performance indicators of the group are outlined in the Financial Review on page 11. There are no non-financial key performance indicators.

## CORPORATE GOVERNANCE

Statements by the directors in relation to the company's application of Corporate Governance principles, compliance with provisions of Section 1 of the 2003 Combined Code, the group's system of internal controls and the adoption of the going concern basis in the preparation of the financial statements are set out in the "Report on Corporate Governance and Directors' Remuneration".

## POLITICAL DONATIONS

Neither the company nor any of its subsidiaries made any political donations in the year.

## ACQUISITIONS

Details of the acquisitions of EquIP Technology Limited, Enterprise Process Consulting Limited Limited and WBT Systems Limited are included in the Chairman's Statement and in note 30.

## SUBSTANTIAL HOLDINGS

As at 31 December 2006, the company had received notification of the following substantial holdings in the company, other than directors and their families, in its ordinary share capital:

| *Name* | *Holding* | % |
|---|---|---|
| Focus Investment Ltd | 5,783,034 | 7.11 |
| Quinn Direct Insurance Limited | 5,320,410 | 6.54 |
| Framlington HSBC | 4,225,000 | 5.19 |
| Horizon ESOP Limited | 3,093,968 | 3.80 |
| Gartmore Fund Managers Limited | 2,597,815 | 3.19 |
| Gartmore Investment Limited | 2,374,962 | 2.92 |

The company has not been notified of any significant movements from the end of the financial year to 3 April 2007.

## ACCOUNTING POLICIES

The financial statements have been prepared in accordance with International Financial Reporting Statements and the accounting policies set out in note 4. In preparing the financial statements, the directors are required to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures. On an on-going basis, the directors evaluate these estimates based on currently available information, historical results and other assumptions they believe are reasonable. Actual results could differ from these estimates.

## FINANCE, INTEREST AND CURRENCY RISK

The objective of the group's treasury policy is to ensure that there is sufficient funding and liquidity available to meet the expected needs of the group and to limit the group's exposure to fluctuating foreign exchange exposures.

The group's procedure is to finance operating subsidiaries by a combination of retained earnings and, to a lesser extent, invoice discounting, finance leases and overdrafts.

The majority of the group's activities are conducted in the local currency of the country of operation. The primary foreign exchange exposures arise from the fluctuating value of the group's net investment in different currencies. Gains and losses arising from these currency exposures are recognised in the Consolidated Statement of Changes in Equity.

The group also has transactional currency exposures arising from sales and purchases by operating units in currencies other than the units' functional currency. Forward foreign exchange contracts and the holding of foreign currency cash balances are used to hedge these currency exposures.

## CREDIT RISK

Group policies are aimed at minimising financial loss arising from credit risk by requiring that deferred terms are only granted to customers who demonstrate an appropriate payment history and satisfy creditworthiness procedures. Individual exposures are monitored with customers subject to credit limits to ensure that the group's exposure to bad debts is not significant. Bad debt insurance is purchased where the cost is not excessive when compared to the risks covered.

## LIQUIDITY RISK

The group aims to mitigate liquidity risk by closely monitoring cash generation by its operations. Investment is carefully controlled, with payback periods applied as part of the investment appraisal process. The group's objective is to maintain a balance between continuity of funding and flexibility through the use of bank overdrafts, invoice discounting and bank loans.

## FINANCIAL RISK MANAGEMENT

The group uses financial instruments throughout its businesses. Borrowings, cash and liquid resources are used to finance the group's operations. Trade debtors and creditors arise directly from operations. Derivatives, principally forward foreign exchange contracts, are used to manage currency risks arising from the group's operations. It is, and has been throughout the year under review, the group's policy not to trade in financial instruments.

## ENVIRONMENTAL

In response to the recent introduction of the EU Waste, Electrical and Electronic Equipment Directive (WEEE) the group has reviewed its obligations with its vendors and has ensured that it has appropriate policies and procedures in place to ensure compliance.

## EMPLOYEES

The group recognises that its employees are a significant asset and has processes and procedures in place to provide its employees with a positive and safe work environment.

## AUDITORS

The auditors, Ernst & Young, Chartered Accountants, will continue in office in accordance with Section 160(2) of the Companies Act, 1963.

On behalf of the board

Gary Coburn
Cathal O'Caoimh
Directors
3 April 2007

Company law in Ireland requires the Directors to prepare financial statements for each financial year, which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss of the Group for that period. In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- comply with applicable accounting standards
  - International Financial Reporting Standards, as adopted by the European Union for the Group financial statements
  - Accounting standards generally accepted in Ireland for the Company financial statements

  subject to any material departures disclosed and explained in the financial statements;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company, and the Group as a whole, will continue in business.

The Directors are responsible for keeping proper books of account which disclose with reasonable accuracy at any time the financial position of the Company and which enable them to ensure that the Company and the Group financial statements are prepared in accordance with applicable accounting standards and comply with the provisions of the Companies Acts, 1963 to 2006, and, in the case of the Group financial statements, Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the Company and of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

# INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF HORIZON TECHNOLOGY GROUP PLC

We have audited the group and parent company financial statements (the "financial statements") of Horizon Technology Group plc for the year ended 31 December 2006 which comprise the Consolidated Income Statement, the Consolidated and Parent Company Balance Sheets, the Consolidated Cash Flow Statement, and the Consolidated Statement of Changes in Equity and the related notes 1 to 33 and A to K. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company's members, as a body, in accordance with section 193 of the Companies Act, 1990. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

## RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors are responsible for the preparation of the group financial statements in accordance with applicable Irish law and International Financial Reporting Standards (IFRSs) as adopted by the European Union, and for the preparation of the parent company financial statements in accordance with applicable Irish law and Accounting Standards promulgated by the Accounting Standards Board and published by the Institute of Chartered Accountants in Ireland (Generally Accepted Accounting Practice in Ireland) as set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and have been properly prepared in accordance with the Companies Acts, 1963 to 2006 and whether, in addition, the group financial statements have been properly prepared in accordance with Article 4 of the IAS Regulation. We also report to you our opinion as to: whether proper books of account have been kept by the company; whether, at the balance sheet date, there exists a financial situation which may require the convening of an extraordinary general meeting of the company; and whether the information given in the Report of the Directors is consistent with the financial statements. In addition, we state whether we have obtained all the information and explanations necessary for the purposes of our audit and whether the company balance sheet is in agreement with the books of account.

We also report to you if, in our opinion, any information specified by law or the Listing Rules of the Irish Stock Exchange regarding directors' remuneration and other transactions is not disclosed and, where practicable, include such information in our report.

We review whether the Report on Corporate Governance and Directors' Remuneration reflects the company's compliance with the nine provisions of the 2003 Financial Reporting Council's Combined Code specified for our review by the Listing Rules of the Irish Stock Exchange, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Report of the Directors, Chairman's Statement, Trading Review, Financial Review and Report on Corporate Governance and Directors' Remuneration. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

## BASIS OF AUDIT OPINION

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's and company's circumstances, consistently applied and adequately disclosed.

## BASIS OF AUDIT OPINION (continued)

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

## OPINION

In our opinion:

- the group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of affairs of the group as at 31 December 2006 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Acts, 1963 to 2006 and Article 4 of the IAS Regulation; and

- the parent company financial statements give a true and fair view, in accordance with Generally Accepted Accounting Practice in Ireland, of the state of affairs of the company as at 31 December 2006 and have been properly prepared in accordance with the Companies Acts, 1963 to 2006.

We have obtained all the information and explanations we consider necessary for the purposes of our audit. In our opinion proper books of account have been kept by the company. The company balance sheet is in agreement with the books of account.

In our opinion the information given in the Report of the Directors is consistent with the financial statements. In our opinion, the company balance sheet does not disclose a financial situation which under section 40(1) of the Companies (Amendment) Act, 1983 would require the convening of an extraordinary general meeting of the company.

**Ernst & Young**
**Registered Auditors**
**Dublin**
**3 April 2007**

# CONSOLIDATED INCOME STATEMENT

## for the year ended 31 December 2006

| | Note | *Total Year ended 31 Dec 2006 €'000* | *Restated Total Year ended 31 Dec 2005 €'000* |
|---|---|---|---|
| REVENUE | 6 | 257,895 | 175,602 |
| Cost of sales | | (214,853) | (146,974) |
| GROSS PROFIT | | 43,042 | 28,628 |
| Other income | | 895 | 1,521 |
| Staff costs | 7 | (23,604) | (14,064) |
| Other operating charges | 8 | (10,312) | (7,781) |
| Depreciation | 13 | (801) | (397) |
| TRADING PROFIT | | 9,220 | 7,907 |
| Amortisation of intangibles | 14 | (1,099) | (282) |
| Property provision | 9 | – | (800) |
| Start up costs | 9 | – | (547) |
| Integration costs | 9 | (410) | – |
| LTIP | 9 | (165) | – |
| OPERATING PROFIT FROM CONTINUING OPERATIONS | | 7,546 | 6,278 |
| Finance costs (net) | 10 | (1,497) | (765) |
| PROFIT FROM CONTINUING OPERATIONS BEFORE TAXATION | | 6,049 | 5,513 |
| Income tax expense | 11 | (500) | (1,239) |
| PROFIT FROM CONTINUING OPERATIONS | | 5,549 | 4,274 |
| DISCONTINUED OPERATIONS | | | |
| (Loss)/profit from discontinued operations | 31 | (1,493) | 753 |
| PROFIT FOR THE YEAR | | 4,056 | 5,027 |
| EARNINGS PER SHARE (cent) | 12 | | |
| Basic | | 5.23 | 7.15 |
| Basic continuing | | 7.15 | 6.08 |
| Basic continuing adjusted* | | 9.24 | 8.45 |
| Diluted | | 5.18 | 6.98 |
| Diluted continuing | | 7.09 | 5.93 |
| Diluted continuing adjusted * | | 9.16 | 8.25 |

*Adjusted for unwinding of discount factor, amortisation of intangibles and material items.

On behalf of the board

Gary Coburn
Cathal O'Caoimh

Directors
3 April 2007

| | Note | 2006 €'000 | 2005 €'000 |
|---|---|---|---|
| NON-CURRENT ASSETS | | | |
| Property, plant and equipment | 13 | 2,637 | 2,660 |
| Intangible assets | 14 | 26,453 | 10,476 |
| Deferred income tax assets | 11(c) | 1,093 | 207 |
| Trade and other receivables | 17 | – | 18 |
| | | 30,183 | 13,361 |
| CURRENT ASSETS | | | |
| Inventories | 16 | 20,516 | 23,826 |
| Trade and other receivables | 17 | 64,135 | 51,909 |
| Cash and cash equivalents | 18 | 8,435 | 4,068 |
| | | 93,086 | 79,803 |
| TOTAL ASSETS | | 123,269 | 93,164 |
| CURRENT LIABILITIES | | | |
| Trade and other payables | 19 | 62,566 | 48,824 |
| Income tax payables | | 1,899 | 2,131 |
| Financial liabilities | 20 | 13,999 | 13,194 |
| Provisions | 21 | 727 | 834 |
| | | 79,191 | 64,983 |
| NON-CURRENT LIABILITIES | | | |
| Trade and other payables | 19 | 1,239 | 906 |
| Financial liabilities | 20 | 1,415 | 31 |
| Deferred tax liabilities | 11(c) | 1,692 | 107 |
| Provisions | 21 | 1,951 | 2,505 |
| | | 6,297 | 3,549 |
| TOTAL LIABILITIES | | 85,488 | 68,532 |
| NET ASSETS | | 37,781 | 24,632 |
| CAPITAL AND RESERVES | | | |
| Equity share capital | 22 | 5,696 | 5,169 |
| Share premium account | | 79,021 | 71,426 |
| Shares to be issued | | 670 | – |
| Other reserves | 23 | 121 | (215) |
| Retained losses | | (32,412) | (36,280) |
| Cost of shares of the company held in an ESOP | | (15,315) | (15,468) |
| TOTAL EQUITY | | 37,781 | 24,632 |

On behalf of the board

Gary Coburn
Cathal O'Caoimh

Directors
3 April 2007

# CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31 December 2006

| | Note | 2006<br>€'000 | 2005<br>€'000 |
|---|---|---|---|
| OPERATING ACTIVITIES | | | |
| Operating profit from continuing operations | | 7,546 | 6,278 |
| Property provision | 21 | – | 800 |
| Discharge of provisions for liabilities | 21 | (894) | (1,526) |
| Depreciation and amortisation | | 1,900 | 679 |
| Share based payments | | 567 | 512 |
| Increase in working capital | | (3,921) | (7,887) |
| | | 5,198 | (1,144) |
| Interest paid | | (1,235) | (572) |
| Interest element of finance lease payments | | (7) | (13) |
| Income tax paid | | (862) | (581) |
| Interest received | | 47 | 21 |
| NET CASH INFLOW/(OUTFLOW) FROM CONTINUING OPERATING ACTIVITIES | | 3,141 | (2,289) |
| Net cash outflow from discontinued operations | | (3,497) | (1,539) |
| NET CASH OUTFLOW FROM OPERATING ACTIVITIES | | (356) | (3,828) |
| INVESTING ACTIVITIES | | | |
| Payments to acquire property, plant and equipment-continuing operations | | (1,042) | (230) |
| Payments to acquire property, plant and equipment-discontinued operations | | (53) | (172) |
| Proceeds from disposal of property, plant and equipment | | 60 | 2 |
| Payments to acquire intangible assets | | (96) | (165) |
| Purchase of subsidiary undertakings net of cash acquired | | (12,537) | (191) |
| Sale of subsidiary undertaking net of cash disposed | | 8,852 | 151 |
| Refund of deposits pledged as security | | 108 | 99 |
| NET CASH OUTFLOW FROM INVESTING ACTIVITIES | | (4,708) | (506) |
| FINANCING ACTIVITIES | | | |
| Issue of shares and exercise of share options | | 8,681 | 61 |
| Expenses on issue of ordinary share capital | | (406) | (1) |
| Repurchase of share options | | (839) | – |
| Capital element of finance lease rental payments | | (15) | (122) |
| Increase in short term and long term borrowings | | 1,928 | – |
| NET CASH INFLOW /(OUTFLOW) FROM FINANCING ACTIVITIES | | 9,349 | (62) |
| NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS | | 4,285 | (4,396) |
| Currency translation differences relating to cash and cash equivalents | | (64) | (102) |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR | | (9,391) | (4,893) |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | 18 | (5,170) | (9,391) |

| | Share capital €'000 | Shares to be issued €'000 | Share premium €'000 | Retained losses €'000 | Other reserves €'000 | Cost of shares held by ESOP €'000 | Total €'000 |
|---|---|---|---|---|---|---|---|
| At 1 January 2005 | 5,161 | – | 71,453 | (41,819) | (141) | (15,547) | 19,107 |
| Changes in equity for 2005: | | | | | | | |
| Translation of overseas subsidiaries (net) | – | – | – | – | (74) | – | (74) |
| Total expense recognised directly in equity | – | – | – | – | (74) | – | (74) |
| Profit for the year as previously reported | – | – | – | 5,261 | – | – | 5,261 |
| Prior year adjustment (note 2) | – | – | – | (234) | – | – | (234) |
| Total recognised income and expense for 2005 | – | – | – | 5,027 | (74) | – | 4,953 |
| Exercise of options | 8 | – | (26) | – | – | 79 | 61 |
| Expenses on issue of shares | – | – | (1) | – | – | – | (1) |
| Share based payment | – | – | – | 278 | – | – | 278 |
| Prior year adjustment to share based payments (note 2) | – | – | – | 234 | – | – | 234 |
| At 1 January 2006 | 5,169 | – | 71,426 | (36,280) | (215) | (15,468) | 24,632 |
| Changes in equity for 2006: | | | | | | | |
| Translation of overseas subsidiaries (net) | – | – | – | – | 336 | – | 336 |
| Total expense recognised directly in equity | – | – | – | – | 336 | – | 336 |
| Profit for the year | – | – | – | 4,056 | – | – | 4,056 |
| Total recognised income and expense for 2006 | – | – | – | 4,056 | 336 | – | 4,392 |
| Shares to be issued for acquisition | – | 670 | – | – | – | – | 670 |
| Share issue | 516 | – | 7,963 | – | – | – | 8,479 |
| Expenses on issue of shares | – | – | (406) | – | – | – | (406) |
| Exercise of options | 11 | – | 38 | – | – | 153 | 202 |
| Cash settlement of share options | – | – | – | (674) | – | – | (674) |
| Share based payment | – | – | – | 402 | – | – | 402 |
| Tax on share based payments taken directly to reserves | – | – | – | 84 | – | – | 84 |
| At 31 December 2006 | 5,696 | 670 | 79,021 | (32,412) | 121 | (15,315) | 37,781 |

| | 2006 €'000 | 2005 €'000 |
|---|---|---|
| Cost of shares of the company held in an ESOP | | |
| Share capital | (216) | (233) |
| Share premium | (15,099) | (15,235) |
| | (15,315) | (15,468) |

## 1. GENERAL INFORMATION

Horizon Technology Group plc is a limited company incorporated and domiciled in Ireland. The addresses of its registered office and principal place of business are disclosed in the introduction to the annual report. The principal activities of the subsidiary companies are described in note 32.

## 2. BASIS OF PREPARATION

The consolidated financial statements have been prepared on a historical cost basis. The consolidated financial statements are presented in euro and all values are rounded to the nearest thousand (€'000) except when otherwise indicated.

**Prior year adjustments**
The effects of modifications in 2003 and 2004 to the terms and conditions of share options granted under an LTIP in 2001 were not accounted for in prior year accounts and therefore have been accounted for as a prior year adjustment under IAS 8. Under IFRS2, if a modification increases the fair value of a share option the group is required to expense the incremental fair value of the modification. The cumulative incremental fair value arising from prior year modifications to share options was €658,000, which has been amortised over the remaining vesting period. The results of this were to increase the cost of share based payments in 2005 by €234,000, 2004 by €234,000 and the balance in 2003. The impact on EPS was €0.003 in both 2005 and 2004. Cumulatively, the prior year adjustment had no impact on the total equity of the group.

**Change in classification**
As a result of the number of acquisitions completed in 2006, the board felt it was more appropriate to define trading profit as excluding amortization of intangibles and the presentation of the income statement has been changed in the current year to reflect this.

**Statement of compliance**
The consolidated financial statements of Horizon Technology Group plc have been prepared in accordance with International Financial Reporting Standards (IFRSs), as adopted by the European Union, which comprise standards and interpretations approved by the International Accounting Standards Board (IASB) and International Accounting Standards and Standing Interpretations Committee interpretations approved by the predecessor International Accounting Standards Committee that have been subsequently authorised by the IASB and remain in effect and as applied in accordance with the provisions of the Companies Acts, 1963 to 2006.

**Basis of consolidation**
The consolidated financial statements comprise the financial statements of Horizon Technology Group plc and its subsidiaries as at 31 December each year.

Subsidiaries are consolidated from the date of their acquisition, being the date on which the group obtains control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same reporting year as the parent company, using consistent accounting policies.

All intra-group balances, transactions, income and expenses and profits and losses resulting from intra-group transactions are eliminated in full.

## 3. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

**Judgements and estimates**
In the process of applying the group's accounting policies, management are required to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures. The main areas where judgements and estimates have been applied are in determining the level of provision required on onerous contracts (in particular in assessing the expected timing and length of subleases), the valuation of intangibles (other than goodwill) on acquisition (judgements have been used in estimating the flow of future economic benefits), and in carrying out the annual testing of goodwill for impairment (judgements have been used in estimating growth and interest rates). On an on-going basis, the directors evaluate these estimates based on currently available information, historical results and other assumptions they believe are reasonable. Actual results could differ from these estimates.

## 4. ACCOUNTING POLICIES

**Foreign currency translation**
Items included in the financial statements of each of the groups entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). Transactions in foreign currencies are initially recorded in the functional currency rate ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. All differences are taken to the income statement with the exception of differences on foreign currency borrowings that provide a hedge against a net investment in a foreign entity. These are taken directly to equity until the disposal of the net investment, at which time they are recognised in the income statement. Tax charges and credits attributable to exchange differences on those borrowings are also dealt with through equity.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions.

The assets and liabilities of overseas subsidiary undertakings are translated into euro at the rate of exchange ruling at the balance sheet date. The subsidiary results for the year are translated at the average rate for the year. The resulting exchange differences are taken directly to a separate component of equity. On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the income statement.

Long-term loans and deferred intercompany balances financing foreign subsidiaries are treated as part of the parent company's net investment in the foreign enterprise. The exchange differences arising on such loans and inter-company balances are dealt with through equity.

**Business combinations**
The results of companies and businesses acquired are dealt with in the consolidated accounts from the date of acquisition. Upon the acquisition of a business, the fair values that reflect their condition at the date of acquisition, are attributed to the identifiable assets (including separately identifiable intangible assets) acquired and liabilities and contingent liabilities assumed. Adjustments are also made to bring the accounting policies of businesses acquired in line with those of the group. Where the consideration paid for a business exceeds the fair value of net assets acquired and liabilities and contingent liabilities assumed, the difference is treated as goodwill.

**Property, plant & equipment**
Items of property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses. Cost comprises purchase price and directly attributable costs. Depreciation on property, plant and equipment is calculated by charging equal annual instalments to the income statement so as to provide for the differential between cost and residual value.

The carrying values of plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. The residual values and useful lives of property, plant and equipment are reviewed, and adjusted if appropriate, at each balance sheet date.

The cost of fixed assets is written off by equal annual instalments over their useful lives as follows:

| | |
|---|---|
| Leasehold improvements | 35 years (or lease term if less) |
| Plant and equipment | 3 to 10 years depending on type of asset |
| Motor vehicles | 5 years |

**Goodwill**
Business combinations on or after 1 January 2004 are accounted for under IFRS 3 using the purchase method. Any excess of the cost of the business combination over the group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities is recognised in the balance sheet as goodwill. Goodwill recognised as an asset as at 31 December 2003 is recorded at its carrying amount under Irish GAAP and is not amortised.

After initial recognition, goodwill is stated at cost less any accumulated impairment losses, with the carrying value being reviewed for impairment at least annually and whenever events or changes in circumstances indicate that the carrying value may be impaired.

## 4. ACCOUNTING POLICIES (continued)

**Goodwill (continued)**
For the purpose of impairment testing, goodwill is allocated to the related cash-generating units, monitored by management, usually at business segment level or statutory company level. Where the recoverable amount of the cash-generating unit is less than its carrying amount, including goodwill, an impairment loss is recognised in the income statement.

The carrying amount of goodwill allocated to a cash generating unit is taken into account when determining the gain or loss on disposal of the unit, or of an operation within it. Goodwill arising on acquisitions prior to 31 December 1997 remains set off directly against reserves even if the related investment becomes impaired or the business is disposed of.

**Intangible assets (other than goodwill)**
Intangible assets are carried at cost less accumulated amortisation and accumulated impairment losses. Intangible assets acquired separately from a business are carried initially at cost. An intangible asset acquired as part of a business combination is recognised outside goodwill if the asset is separable or arises from contractual or other legal rights and its fair value can be measured reliably.

Intangible assets with a finite life are amortised on a straight-line basis over their expected useful lives as follows:

| | |
|---|---|
| Computer software | 5 years |
| Development costs | 3 years |
| Trade name | 6 years |
| Customer relationships | 4 years |
| Customer service contracts acquired | 1-3 years |

The carrying value of finite lived intangible assets is reviewed for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. An impairment loss is recognised for the amount by which the intangible asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an intangible asset's fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

**Impairment of assets**
Intangible assets and property, plant and equipment are reviewed, at least annually, to ensure that assets are not carried above their recoverable amounts. Where some indication of impairment exists, detailed calculations are made of the discounted cash flows resulting from continued use of the asset (value in use) or from their disposal (fair value less costs to sell). Where these values are less that the carrying amount of the assets, an impairment loss is charged to the income statement.

**Inventories**
Inventory is valued at the lower of cost and net realisable value. Cost is determined on a weighted average basis. Cost includes all expenditure incurred in the normal course of business in bringing the products to their present location and condition. Net realisable value is the estimated selling price of stock on hand less all further costs to completion and all costs expected to be incurred in marketing, distribution and selling.

**Trade and other receivables**
Trade receivables, which generally have 30 days' terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts. Provision is made when there is objective evidence that the group will not be able to collect the debts. Bad debts are written off when identified.

**Cash and cash equivalents**
Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and cash pledged as security. For the purpose of the consolidated cash flow statement, cash and cash equivalents consist of cash at bank and in hand, net of outstanding bank overdrafts.

**Interest bearing loans and borrowings**
All loans and borrowings are initially recognised at the fair value of the proceeds received net of issue costs associated with the borrowing. Subsequent to the initial recognition, these are stated at amortised cost with any difference between cost and redemption values being recognised in the profit and loss account on an effective interest basis.

## 4. ACCOUNTING POLICIES (continued)

**Onerous contracts on properties**
Where property is vacant and not planned to be used in the foreseeable future, and it is probable that the related costs exceed the economic benefits expected to be derived from the obligations, the contract is deemed to be onerous and a provision is recognised. The provision represents the best estimate of the net present value of the unavoidable lease payments, being the difference between the future rental and related costs and any income reasonably expected to be derived from their being sublet. When determining the appropriate level of provision, assessments are made in relation to the expected timing and length of subleases and to the levels of incentives, if any, that may need to be offered to secure tenants.

**Pensions and other long-term employee benefits**
The group operates defined contribution pension schemes. Contributions are charged to the income statement as they become payable in accordance with the rules of the scheme.

The cost of providing long service employees with sabbatical leave is recognised in the balance sheet as a liability and is calculated as the present value of the defined benefit obligation at the balance sheet date.

**Share based payment**
For equity settled share based payment transactions (i.e. the issue of share options), the group measures the services received and the corresponding increase in equity at fair value at the measurement date (which is the grant date) using a recognised valuation methodology for the pricing of financial instruments (i.e. the Black Scholes Merton model). Where options contain market based conditions, a Monte Carlo Simulation or similar method of valuation is applied. Given that the share options granted do not vest until the completion of a specified period of service and are subject to the realisation of performance conditions, the fair value is determined on the basis that the services to be rendered by employees as consideration for the granting of the share options will be received over the vesting period, which is assessed at the grant date.

In general, the share options issued by the company are not subject to market-based vesting conditions as defined in IFRS 2. Non-market vesting conditions are not taken into account when estimating the fair value of share options as at the grant date; such conditions are taken into account through adjusting the number of equity instruments included in the measurement of the transaction amount so that ultimately, the amount recognised equates to the number of equity instruments that actually vest. The expense in the income statement in relation to share options represents the product of the total number of options anticipated to vest and the fair value of these options; this amount is allocated to accounting periods on a straight-line basis over the vesting period. Given that the performance criteria underlying the group's share options are non-market in nature, the cumulative charge to the income statement is reversed only where the performance condition is not met or where an employee in receipt of share options relinquishes service prior to completion of the expected vesting period.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

The group has taken advantage of the transitional provisions of IFRS 2 Share Based Payment in respect of equity settled awards so as to apply IFRS 2 only to those equity-settled awards granted after 7 November 2002 that had not vested before 1 January 2005.

**Leases**
Assets held under finance leases, which are leases where substantially all of the risks and rewards of ownership of the asset have been transferred to the group, are capitalised in the balance sheet and are depreciated over the shorter of their useful lives or lease term with any impairment being recognised in accumulated depreciation. The asset is recorded at an amount equal to the lower of its fair value and the present value of the minimum lease payments at the inception of the finance lease. The capital elements of future obligations under leases are included in liabilities in the balance sheet and analysed between current and non-current amounts. The interest element of the rental obligations are charged to the income statement over the periods of the leases and represent a constant proportion of the balance of capital repayments outstanding.

Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. Operating lease rentals are charged to the income statement on a straight-line basis over the lease term.

## 4. ACCOUNTING POLICIES (continued)

**Revenue**
In general, revenue is recognised to the extent that it is subject to reliable measurement, that it is probable that economic benefit will flow to the group and that the significant risks and rewards of ownership have passed to the buyer.

Revenue from professional services and consulting arrangements are recognised when the services are provided or where the arrangement represents a long-term contract, the revenue is recognised on a percentage of completion basis.

Maintenance revenue is apportioned over the term of the related maintenance contract and is recognised as revenue over the period in which the group has an obligation to provide services to the customer. Where the group offsets its obligations through the purchase of services from a vendor, the gross revenue from such sales are recognised in full at the time of the purchase of the services contract.

**Material items**
The group presents separately on the face of the consolidated income statement those material items of income and expense which, because of the nature of the events giving rise to them, merit separate presentation to allow shareholders to understand better the elements of financial performance in the year, so as to facilitate comparison with prior periods and to better assess trends in financial performance.

**Taxation (current and deferred)**
Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates and laws that are enacted or substantively enacted by the balance sheet date.

Deferred income tax is recognised on all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements, with the following exceptions:

- where the temporary difference arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss;

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future; and

- deferred income tax assets are recognised only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carried forward tax credits or tax losses can be utilised;

Deferred income tax assets and liabilities are measured on an undiscounted basis at the tax rates that are expected to apply when the related asset is realised or liability is settled, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Income tax is charged or credited directly to equity if it relates to items that are credited or charged to equity. Otherwise income tax is recognised in the income statement.

The group offsets deferred tax assets and deferred tax liabilities, if, and only if:

(a) the group or the company has a legally enforceable right to set off current tax assets against current tax liabilities; and
(b) the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either:
   (i) the same taxable entity; or
   (ii) different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

## 4. ACCOUNTING POLICIES (continued)

**Discounting**
The amortisation or unwinding of the discount factor applied in establishing the net present value of provisions and any adjustments arising through changes in discount rates are included as separate items within the income statement.

**Capital instruments**
Proceeds of shares issued in the company are included in equity net of transaction costs. Where consideration for an acquisition is to be settled by the issue of shares at a future date, any component of the fair value of the shares to be issued, that creates a financial liability is presented as a liability in the balance sheet, with the remainder included within equity. Other instruments are classified as liabilities if they contain an obligation to transfer economic benefits and otherwise are included in equity. The finance cost recognised in the income statement in respect of capital instruments other than equity shares is allocated over the term of the instrument.

**Financial instruments**
The group enters into transactions in the normal course of its business using a variety of financial instruments; borrowing, cash and liquid resources and derivatives.

**Cash flow hedges**
At the inception of a hedging transaction entailing the use of derivatives, the group documents the relationship between the hedged item and the hedging instrument together with its risk management objective and the strategy underlying the proposed transaction. The group also documents its assessment, both at the inception of the hedging relationship and subsequently on an ongoing basis, of the effectiveness of the hedge in offsetting movements in the fair value or cash flows of the hedged items. Where cash flow hedges become ineffective the full amount of the changes in the fair value of the hedge is reported in the income statement.

Derivative financial instruments are initially recognised at cost and thereafter stated at fair value. Where derivatives do not fulfil the criteria for hedge accounting, they are classified as held-for-trading and changes in fair value are reported in the income statement. The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles and equates to the quoted market price at the balance sheet date (being the present value of the quoted forward price).

**New standards and interpretations not applied**
The IASB and IFRIC have issued the following standards and interpretations with an effective date after the date of these financial statements:

| International Financial Reporting Standards (IFRSs) | | Effective date |
|---|---|---|
| IFRS 7 | Financial Instruments: Disclosures | 1 January 2007 |
| IFRS 8 | Operating Segments | 1 January 2009 |
| **International Accounting Standards (IAS)** | | |
| IAS 1 | Amendment – Presentation of Financial Statements: Capital Disclosures | 1 January 2007 |
| **International Financial Reporting Interpretations Committee (IFRIC)** | | |
| IFRIC 7 | Applying the Restatement approach under IAS 29 Financial Reporting in Hyperinflationary Economies | 1 March 2006 |
| IFRIC 8 | Scope of IFRS 2 | 1 May 2006 |
| IFRIC 9 | Reassessment of Embedded Derivatives | 1 June 2006 |
| IFRIC 10 | Interim Financial Reporting and Impairment | 1 November 2006 |
| IFRIC 11 | IFRS 2 – Group and Treasury Share Transactions | 1 March 2007 |
| IFRIC 12 | Service Concession Arrangements | 1 January 2008 |

## 4. ACCOUNTING POLICIES (continued)

**New standards and interpretations not applied (continued)**
The directors do not anticipate that the adoption of these standards and interpretations will have a material impact on the group's financial statements in the period of initial application.

Upon adoption of IFRS 7, the group will have to disclose additional information about its financial instruments, their significance and the nature and extent of risks that they give rise to. More specifically the group will need to disclose the fair value of its financial instruments and its risk exposure in greater detail. There will be no effect on reported income or net assets.

On adoption of IFRS 8 the group will disclose further information with regard to operating segments, products and services and geographical areas.

## 5. SEGMENTAL INFORMATION

Following the disposal of the group's Distribution and Channel Services Division in October 2006, it was determined that the primary segment reporting format should change from business segments to geographical as the group's risks and rates of return are now affected predominantly by the geographical areas in which it operates. Secondary segment information is reported by business segment.

The operating businesses are organised and managed separately according to the two geographical areas within which the group's assets are located – the United Kingdom and Ireland. The group's two business segments are its Enterprise Infrastructure and Services (EIS) operation and its Enterprise Applications and Services (EAS) business. EIS focuses on the provision of enterprise infrastructure and services and assists customers, usually via a system integrator, in implementing IT strategies, while EAS operates in the enterprise solutions market and assists customers in implementing IT strategies through the provision of IT infrastructure, applications software development, implementation consulting and support services.

Transfer prices between business segments are set on an arm's length basis in a manner similar to transactions with third parties.

## 5. SEGMENTAL INFORMATION (continued)

GEOGRAPHICAL SEGMENTS

**Year ended 31 December 2006**

| | Continuing Operations | | | | Discontinued Operations | Total Operations |
|---|---|---|---|---|---|---|
| | *Ireland* | *UK* | *Unallocated/ Other* | *Total* | *Ireland* | |
| | *€'000* | *€'000* | *€'000* | *€'000* | *€'000* | *€'000* |
| **Revenue** | | | | | | |
| Sales to external customers | 59,633 | 198,262 | – | 257,895 | 84,748 | 342,643 |
| Inter-segment sales | 341 | 133 | (474) | – | – | – |
| Segment revenue | 59,974 | 198,395 | (474) | 257,895 | 84,748 | 342,643 |
| **Result** | | | | | | |
| Trading profit | 6,083 | 4,992 | (1,855) | 9,220 | 416 | 9,636 |
| Amortisation of intangibles | (252) | (743) | (104) | (1,099) | (51) | (1,150) |
| Material items | – | (410) | (165) | (575) | – | (575) |
| Segment result | 5,831 | 3,839 | (2,124) | 7,546 | 365 | 7,911 |
| Net finance costs | | | | (1,497) | (676) | (2,173) |
| Loss on disposal | | | | – | (1,268) | (1,268) |
| **Profit before tax** | | | | 6,049 | (1,579) | 4,470 |
| Income tax expense | | | | (500) | 86 | (414) |
| **Profit after tax** | | | | 5,549 | (1,493) | 4,056 |

| | Continuing Operations | | | | Discontinued Operations | Total Operations |
|---|---|---|---|---|---|---|
| | *Ireland* | *UK* | *Unallocated/ Other* | *Total* | *Ireland* | |
| | *€'000* | *€'000* | *€'000* | *€'000* | *€'000* | *€'000* |
| **Assets and liabilities** | | | | | | |
| Segment assets | 28,205 | 89,962 | 5,102 | 123,269 | – | 123,269 |
| Segment liabilities | 22,845 | 59,557 | 3,086 | 85,488 | – | 85,488 |
| **Other segment information** | | | | | | |
| **Capital expenditure** | | | | | | |
| Property, plant and equipment | 243 | 1,035 | 6 | 1,284 | 53 | 1,337 |
| Intangible assets | 3,112 | 13,972 | 16 | 17,100 | 32 | 17,132 |
| Depreciation | 200 | 489 | 112 | 801 | 105 | 906 |
| Amortisation | 252 | 743 | 104 | 1,099 | 51 | 1,150 |

## 5. SEGMENTAL INFORMATION (continued)

### GEOGRAPHICAL SEGMENTS

**Year ended 31 December 2005**

| | Continuing Operations | | | | Discontinued Operations | Total Operations |
|---|---|---|---|---|---|---|
| | *Ireland* | *UK* | *Unallocated/ Other* | *Total* | *Ireland* | |
| | *€'000* | *€'000* | *€'000* | *€'000* | *€'000* | *€'000* |
| **Revenue** | | | | | | |
| Sales to external customers | 52,165 | 123,437 | – | 175,602 | 118,507 | 294,109 |
| Inter-segment sales | 415 | 115 | (530) | – | – | – |
| Segment revenue | 52,580 | 123,552 | (530) | 175,602 | 118,507 | 294,109 |
| **Result** | | | | | | |
| Trading profit | 5,460 | 4,296 | (1,849) | 7,907 | 1,367 | 9,274 |
| Amortisation of intangibles | – | (166) | (116) | (282) | (82) | (364) |
| Material items | – | (547) | (800) | (1,347) | – | (1,347) |
| Segment result | 5,460 | 3,583 | (2,765) | 6,278 | 1,285 | 7,563 |
| Net finance costs | | | | (765) | (393) | (1,158) |
| **Profit before tax** | | | | 5,513 | 892 | 6,405 |
| Income tax expense | | | | (1,239) | (139) | (1,378) |
| **Profit after tax** | | | | 4,274 | 753 | 5,027 |

| | Continuing Operations | | | | Discontinued Operations | Total Operations |
|---|---|---|---|---|---|---|
| | *Ireland* | *UK* | *Unallocated/ Other* | *Total* | *Ireland* | |
| | *€'000* | *€'000* | *€'000* | *€'000* | *€'000* | *€'000* |
| **Assets and liabilities** | | | | | | |
| Segment assets | 18,384 | 49,916 | 2,481 | 70,781 | 22,383 | 93,164 |
| Segment liabilities | 17,600 | 29,262 | 6,722 | 53,584 | 14,948 | 68,532 |
| **Other segment information** | | | | | | |
| **Capital expenditure** | | | | | | |
| Property, plant and equipment | 135 | 153 | – | 288 | 114 | 402 |
| Intangible assets | – | 14 | 93 | 107 | 58 | 165 |
| Depreciation | 134 | 175 | 88 | 397 | 189 | 586 |
| Amortisation | – | 166 | 116 | 282 | 82 | 364 |

## 5. SEGMENTAL INFORMATION (continued)

**BUSINESS SEGMENTS**

The following tables present revenue, expenditure and certain asset information regarding the group's business segments for the years ended 31 December 2006 and 2005.

**Year ended 31 December 2006**

| | Continuing Operations | | | | Discontinued Operations | Total Operations |
|---|---|---|---|---|---|---|
| | *EIS* | *EAS* | *Unallocated/ Other* | *Total* | *Distribution* | |
| | *€'000* | *€'000* | *€'000* | *€'000* | *€'000* | *€'000* |
| **Revenue** | | | | | | |
| Sales to external customers | 237,309 | 20,586 | – | 257,895 | 84,748 | 342,643 |
| Inter–segment sales | 185 | 289 | (474) | – | – | – |
| Segment revenue | 237,494 | 20,875 | (474) | 257,895 | 84,748 | 342,643 |
| **Other segment information** | | | | | | |
| Segment assets | 101,531 | 16,636 | 5,102 | 123,269 | – | 123,269 |
| **Capital expenditure** | | | | | | |
| Property, plant and equipment | 1,078 | 200 | 6 | 1,284 | 53 | 1,337 |
| Intangible assets | 13,976 | 3,108 | 16 | 17,100 | 32 | 17,132 |

**Year ended 31 December 2005**

| | Continuing Operations | | | | Discontinued Operations | Total Operations |
|---|---|---|---|---|---|---|
| | *EIS* | *EAS* | *Unallocated/ Other* | *Total* | *Distribution* | |
| | *€'000* | *€'000* | *€'000* | *€'000* | *€'000* | *€'000* |
| **Revenue** | | | | | | |
| Sales to external customers | 161,607 | 13,995 | – | 175,602 | 118,507 | 294,109 |
| Inter–segment sales | 155 | 375 | (530) | – | – | – |
| Segment revenue | 161,762 | 14,370 | (530) | 175,602 | 118,507 | 294,109 |
| **Other segment information** | | | | | | |
| Segment assets | 58,735 | 9,565 | 2,481 | 70,781 | 22,383 | 93,164 |
| **Capital expenditure** | | | | | | |
| Property, plant and equipment | 158 | 130 | – | 288 | 114 | 402 |
| Intangible assets | 14 | – | 93 | 107 | 58 | 165 |

## 6. REVENUE

| | 2006 €'000 | Restated 2005 €'000 |
|---|---|---|
| Sale of goods (hardware, software, support) | 233,376 | 164,113 |
| Rendering of services | 24,519 | 11,489 |
| | 257,895 | 175,602 |

## 7. STAFF COSTS

| | 2006 €'000 | Restated 2005 €'000 |
|---|---|---|
| Staff costs are comprised of: | | |
| Wages and salaries | 20,154 | 11,614 |
| Social welfare costs | 2,337 | 1,337 |
| Pension costs | 711 | 601 |
| Share based payments | 402 | 512 |
| | 23,604 | 14,064 |

Share based payments amounting to €165,000 are included within material items. These costs relate to Cathal O'Caoimh's Long Term Incentive Plan (See note 9)

The average number of persons employed by the group in the financial year was 279 (2005: 169) and is analysed into the following categories:

| | 2006 Number | Restated 2005 Number |
|---|---|---|
| Management | 16 | 15 |
| Sales | 78 | 36 |
| Administration | 54 | 38 |
| Technical | 131 | 80 |
| | 279 | 169 |

## 8. OTHER OPERATING CHARGES

| | 2006 €'000 | Restated 2005 €'000 |
|---|---|---|
| This includes: | | |
| Auditors' remuneration | | |
| - Audit services | 181 | 100 |
| - Non audit services (taxation/pension) | 29 | 39 |
| Foreign exchange (gain)/loss | 409 | (19) |
| Operating lease rentals payments | | |
| - Minimum lease rental payments | 3,201 | 3,566 |
| - Sublease receipts | (1,882) | (1,282) |

## 9. MATERIAL ITEMS

| | 2006 €'000 | 2005 €'000 |
|---|---|---|
| Integration costs | 410 | – |
| LTIP | 165 | – |
| Property provision | – | 800 |
| Start up costs | – | 547 |
| | 575 | 1,347 |

**Integration costs**
Following the acquisition of EquIP, the business was restructured and integrated with the existing UK based enterprise infrastructure operation. During the year substantial integration costs have been incurred in combining the acquired business with the existing business of the group. These integration costs comprise charges in respect of set-up costs in the migration of the back office data and systems to the existing business of the group and costs of retaining duplicate staffing for a transitional period to ensure a smooth migration of data. The cost of the integration process at €410,000 has been treated in the accounts as a material item.

**LTIP**
The company entered into a long-term incentive plan with C. O'Caoimh in February 2001, that matured during the year under review. The cost of the share options and the cost of any modifications made to the plan have been included in the share based payments in the Consolidated Income Statement over the vesting period.

Following the expiration of vesting period of the LTIP options in 2006, the board decided to meet its obligation under the LTIP by means of a cash payment; the additional cost of this settlement of the LTIP, amounted to €165,000, and was charged to the Consolidated Income Statement as a material item in 2006.

**Property provision**
Following the loss of a tenant in one of the group's leasehold properties, the group has sub-let the space to a replacement tenant. While rent deposits held by the group were sufficient to ensure that no bad debt was incurred, the vacancy period before a new tenant was found combined with rent-free incentives and transaction costs amounted to €800,000, this charge was included in the 2005 results.

**Start up costs**
Included in the 2005 results are costs of €547,000 relating to the investment in establishing Horizon Enterprise Systems, the group's new UK based IBM channel partnership.

**Tax effect of material items**
The tax impact of the above material items for the year was €144,000 (2005: €164,000).

## 10. FINANCE COSTS (NET)

| | 2006 €'000 | 2005 €'000 |
|---|---|---|
| Interest payable on bank loans and overdrafts wholly repayable within five years: | | |
| - not by instalments | (1,235) | (572) |
| Finance charges payable under finance leases | (7) | (13) |
| Unwinding of discount factor | (302) | (201) |
| | (1,544) | (786) |
| Bank interest received | 47 | 21 |
| Finance costs (net) | (1,497) | (765) |

## 11. INCOME TAX

| | 2006 €'000 | 2005 €'000 |
|---|---|---|
| **(a) Tax charged in the income statement** | | |
| *Current income tax:* | | |
| Current income tax charge | 286 | 869 |
| Adjustment in respect of previous periods | (14) | 38 |
| *Deferred income tax:* | | |
| Relating to reversal of temporary differences | 228 | 332 |
| **Tax charge in the income statement** | 500 | 1,239 |

A tax credit of €84,000 relating to share based payments was credited directly to equity during the year.

The current year loss from discontinued operations includes a tax credit of €86,000 (2005: a tax charge of €139,000).

**(b) Reconciliation of the total tax charge on continuing operations**

A reconciliation of income tax expense applicable to accounting profit on continuing operations before income tax at the statutory income tax rate to income tax expense at the group's effective income tax rate for the years ended 31 December 2006 and 2005 is as follows:

| | 2006 €'000 | 2005 €'000 |
|---|---|---|
| Profit on ordinary activities before tax | 6,049 | 5,513 |
| Profit on ordinary activities multiplied by standard rate of corporation tax in Ireland of 12.5% (2005: 12.5%) | 756 | 689 |
| *Effects of:* | | |
| Expenses not deductible for tax purposes | 64 | 21 |
| Utilisation of tax losses not previously recognised | (518) | 19 |
| Higher tax rates on overseas earnings | 289 | 472 |
| Adjustments to tax charge in respect of previous periods | (14) | 38 |
| Amortisation of intangibles | (77) | - |
| Tax expense at an effective tax rate of 8.3% (2005: 22.5%) | 500 | 1,239 |

## 11. INCOME TAX (continued)

**(c) Deferred tax in the balance sheet**

Certain deferred tax assets and liabilities have been offset, to the extent that they relate to similar jurisdictions, in accordance with the group's accounting policy. The following is the analysis of the deferred tax balances (after offset) for balance sheet purposes:

| | *Provisions & employment benefits* | *Accelerated capital allowances* | *Tax losses & intangibles* | *Total* |
|---|---|---|---|---|
| | *€'000* | *€'000* | *€'000* | *€'000* |
| **Deferred tax liability** | | | | |
| At 1 January 2005 | – | (19) | – | (19) |
| Credit re discontinued operations | 16 | (3) | – | 13 |
| Charge to income statement for the year | 5 | (144) | 38 | (101) |
| At 1 January 2006 | 21 | (166) | 38 | (107) |
| Credit/(charge) to income statement for the year | 4 | 8 | (458) | (446) |
| Arising on acquisitions (note 30) | – | – | (1,121) | (1,121) |
| Arising on disposal | (16) | 22 | – | 6 |
| Exchange differences | – | – | (24) | (24) |
| As 31 December 2006 | 9 | (136) | (1,565) | (1,692) |

| | *Provisions & employment benefits* | *Accelerated capital allowances* | *Tax losses* | *Total* |
|---|---|---|---|---|
| | *€'000* | *€'000* | *€'000* | *€'000* |
| **Deferred tax asset** | | | | |
| At 1 January 2005 | 98 | 115 | 216 | 429 |
| Charge to income statement for the year | (8) | (2) | (221) | (231) |
| Exchange differences | – | 4 | 5 | 9 |
| At 1 January 2006 | 90 | 117 | - | 207 |
| Credit to income statement for the year | (1) | 25 | 194 | 218 |
| Arising on acquisitions (note 30) | - | 24 | 629 | 653 |
| Exchange differences | 1 | 3 | 11 | 15 |
| As 31 December 2006 | 90 | 169 | 834 | 1,093 |

**(d) Unrecognised tax losses**

Deferred income tax assets are recognised for tax losses carry-forward to the extent that the realisation of the related tax benefit through the future taxable profits is probable. At the balance sheet date, the group has unused tax losses of €14.8m (2005: €13.7m) available for offset against future profits. A deferred tax asset has been recognised on €3.8m (2005: €0.3m) of such losses. No deferred tax asset has been recognised in respect of the remaining €11m (2005: €13.4m). Losses may be carried forward indefinitely.

**(e) Temporary differences associated with group investments**

At the balance sheet date, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax assets have not been recognised is €7.3m (2005: €6.8m). No asset has been recognised in respect of these differences because the group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

## 12. EARNINGS PER SHARE

| | 2006<br>€'000 | Restated<br>2005<br>€'000 |
|---|---|---|
| The computation of basic and diluted earnings per share is set out below: | | |
| **Numerator** | | |
| Profit after tax | 4,056 | 5,027 |
| Discontinued operations net of tax | 1,493 | (753) |
| Profit from continuing operations | 5,549 | 4,274 |
| Material items (net of tax) | 431 | 1,183 |
| Unwinding of discount factor | 302 | 201 |
| Amortisation of intangibles (net of tax) | 884 | 282 |
| Profit after tax adjusted* | 7,166 | 5,940 |
| **Denominator** | | |
| Weighted average number of shares in issue for the year ('000)[1][2] | 77,591 | 70,322 |
| Dilutive potential ordinary shares: | | |
| Employee share options ('000) | 667 | 1,706 |
| Diluted weighted average number of ordinary shares ('000)[2][3] | 78,258 | 72,028 |
| Earnings per share | | |
| Basic (cent) | 5.23 | 7.15 |
| Basic continuing (cent) | 7.15 | 6.08 |
| Basic continuing adjusted (cent)* | 9.24 | 8.45 |
| Diluted (cent) | 5.18 | 6.98 |
| Diluted continuing | 7.09 | 5.93 |
| Diluted continuing adjusted (cent)* | 9.16 | 8.25 |
| Earnings per share | | |
| Basic discontinued (cent) | (1.92) | 1.07 |
| Diluted discontinued (cent) | (1.92) | 1.05 |

* Adjusted for unwinding of discount factor, amortisation of intangibles, material items and discontinued operations.

(1) Weighted average number of ordinary shares includes shares to be issued after the year end.
(2) Own shares held in an ESOP are deducted when computing basic, diluted and adjusted EPS.
(3) For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares, namely share options.

## 13. PROPERTY, PLANT AND EQUIPMENT

| | *Leasehold improvements to premises €'000* | *Plant & equipment €'000* | *Motor vehicles €'000* | *Total €'000* |
|---|---|---|---|---|
| Cost: | | | | |
| At 1 January 2005 | 3,458 | 11,797 | 422 | 15,677 |
| Translation adjustment | 56 | 76 | – | 132 |
| Additions | – | 291 | 111 | 402 |
| Disposals | – | (243) | – | (243) |
| At 31 December 2005 | 3,514 | 11,921 | 533 | 15,968 |
| Additions | – | 991 | 104 | 1,095 |
| Acquisitions | 42 | 200 | – | 242 |
| Disposals | (38) | (11) | (123) | (172) |
| Discontinued operations | – | (1,979) | (307) | (2,286) |
| Translation adjustment | 35 | 46 | – | 81 |
| At 31 December 2006 | 3,553 | 11,168 | 207 | 14,928 |
| Depreciation: | | | | |
| At 1 January 2005 | 2,304 | 10,369 | 170 | 12,843 |
| Charge for year - continued operations | 61 | 296 | 40 | 397 |
| Charge for year - discontinued operations | – | 129 | 60 | 189 |
| Disposals | – | (241) | – | (241) |
| Translation adjustment | 56 | 64 | – | 120 |
| At 31 December 2005 | 2,421 | 10,617 | 270 | 13,308 |
| Charge for year - continued operations | 63 | 687 | 51 | 801 |
| Charge for year - discontinued operations | - | 85 | 20 | 105 |
| Disposals | (38) | (9) | (65) | (112) |
| Discontinued operations | - | (1,674) | (220) | (1,894) |
| Translation adjustment | 35 | 48 | - | 83 |
| At 31 December 2006 | 2,481 | 9,754 | 56 | 12,291 |
| Net book value: | | | | |
| At 31 December 2006 | 1,072 | 1,414 | 151 | 2,637 |
| At 31 December 2005 | 1,093 | 1,304 | 263 | 2,660 |
| At 1 January 2005 | 1,154 | 1,428 | 252 | 2,834 |

The net book amounts of group property, plant and equipment includes €152,000 (2005: €178,000) in respect of leased assets. The depreciation charge for the year on these assets amounted to €57,000 (2005: €91,000).

See note 24 for details of security held over property, plant and equipment.

## 14. INTANGIBLE ASSETS

| | Goodwill €'000 | Intangibles €'000 | Software €'000 | Development costs €'000 | Total €'000 |
|---|---|---|---|---|---|
| Cost: | | | | | |
| Cost as at 1 January 2005 | 9,948 | – | 1,907 | 997 | 12,852 |
| Additions | – | – | 165 | – | 165 |
| Adjustment for final payment | (48) | – | – | – | (48) |
| Translation adjustment | – | – | 23 | – | 23 |
| At 31 December 2005 | 9,900 | – | 2,095 | 997 | 12,992 |
| Additions | – | – | 96 | – | 96 |
| Acquisitions | 12,630 | 4,374 | 32 | – | 17,036 |
| Discontinued operations | – | – | (478) | – | (478) |
| Translation adjustment | 144 | 45 | 14 | – | 203 |
| At 31 December 2006 | 22,674 | 4,419 | 1,759 | 997 | 29,849 |
| Amortisation: | | | | | |
| At 1 January 2005 | – | – | 1,139 | 997 | 2,136 |
| Charge for the year | | | | | |
| – continued operations | – | – | 282 | – | 282 |
| – discontinued operations | – | – | 82 | – | 82 |
| Translation adjustment | – | – | 16 | – | 16 |
| At 31 December 2005 | – | – | 1,519 | 997 | 2,516 |
| Charge for the year | | | | | |
| – continued operations | – | 862 | 237 | – | 1,099 |
| – discontinued operations | – | – | 51 | – | 51 |
| Discontinued operations | – | – | (296) | – | (296) |
| Translation adjustment | – | 12 | 14 | – | 26 |
| At 31 December 2006 | – | 874 | 1,525 | 997 | 3,396 |
| Net book value: | | | | | |
| At 31 December 2006 | 22,674 | 3,545 | 234 | – | 26,453 |
| At 31 December 2005 | 9,900 | – | 576 | – | 10,476 |
| At 1 January 2005 | 9,948 | – | 768 | – | 10,716 |

## 15. IMPAIRMENT TESTING OF GOODWILL

Goodwill acquired through business combinations has been allocated at acquisition to the appropriate cash-generating units (CGUs) that are expected to benefit from that business combination. The carrying amount of goodwill has been allocated as follows:

| | 2006 €'000 | 2005 €'000 |
|---|---|---|
| **UK:** | | |
| Clarity Technology Limited | 17,839 | 7,083 |
| **Ireland:** | | |
| Client Solutions Limited | 4,728 | 2,817 |
| WBT Limited | 107 | – |
| Total Ireland | 4,835 | 2,817 |
| Total goodwill | 22,674 | 9,900 |

The group tests goodwill annually for impairment or more frequently if there are indications that goodwill might be impaired.

The recoverable amounts of the CGUs are determined from value in use calculations. The group prepares cash flow forecasts derived from the most recent financial budgets approved by senior management covering a five-year period.

**Key assumptions used in value in use calculations**
The key assumptions for the value in use calculations relate to operating profit margin, discount rates and growth rates.

*Operating margins* were based on results achieved in the three years preceding the start of the budget period. These are increased over the budget periods for anticipated efficiency improvements. For combinations acquired during the year, operating margins were based on budgeted results.

*Discount rates* are estimated by management by using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGU and range from 13.5% to 25.5%.

*Growth rates* are based on industry growth forecasts and range from 5.0% to 6.5%.

**Sensitivity to changes in assumptions**
With regard to the assessment of value in use of Client Solutions Limited, Clarity Technology Limited and WBT Limited, management believes that no reasonably possible change in any of the above key assumptions would cause the carrying value of the units to exceed its recoverable amounts.

## 16. INVENTORIES

| | 2006 €'000 | 2005 €'000 |
|---|---|---|
| **Goods for re-sale** | | |
| At cost | 17,849 | 20,741 |
| At net realisable value | 2,667 | 3,085 |
| | 20,516 | 23,826 |
| Cost of inventories recognised as an expense | 214,853 | 146,974 |

The replacement cost of stock did not differ significantly from the figures shown above.

Included in cost of inventories recognised as an expense are inventory write-downs of €1,920,000 (2005: €910,000) and reversals of previous inventory write-downs of nil (2005: €517,000). The reversal of the previous inventory write-downs has arisen as a result of a recovery in sales prices.

See note 24 for details of security held over inventories.

## 17. TRADE AND OTHER RECEIVABLES

| | 2006 €'000 | 2005 €'000 |
|---|---|---|
| Trade debtors | 58,313 | 49,214 |
| Prepayments and accrued income | 3,551 | 2,522 |
| Deferred consideration | 2,271 | 173 |
| | 64,135 | 51,909 |
| Non current: | | |
| Deferred consideration | – | 18 |

See note 24 for details of security held over trade and other receivables.

## 18. CASH AND CASH EQUIVALENTS

| | 2006 €'000 | 2005 €'000 |
|---|---|---|
| Cash at banks and in hand | 8,234 | 3,763 |
| Deposits pledged as security | 201 | 305 |
| | 8,435 | 4,068 |

At 31 December 2006, €201,000 (2005: €305,000) of the group's cash deposits were pledged as security and were not available for use by the group.

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise the following at 31 December:

| | 2006 €'000 | 2005 €'000 |
|---|---|---|
| Cash at banks and in hand | 8,234 | 3,763 |
| Bank overdrafts (note 20) | (13,404) | (13,154) |
| | (5,170) | (9,391) |

## 19. TRADE AND OTHER PAYABLES

| | 2006 €'000 | 2005 €'000 |
|---|---|---|
| **Current** | | |
| Trade creditors | 37,875 | 34,400 |
| Accruals | 19,631 | 12,509 |
| PAYE/PRSI | 1,159 | 493 |
| VAT | 1,499 | 1,422 |
| Deferred consideration | 2,402 | – |
| | 62,566 | 48,824 |
| **Non-current** | | |
| Accruals | 597 | 906 |
| Deferred consideration | 642 | – |
| | 1,239 | 906 |

## 20. FINANCIAL LIABILITIES

| | 2006 €'000 | 2005 €'000 |
|---|---|---|
| **Current** | | |
| Bank overdraft | 13,404 | 13,154 |
| Bank loans due within one year | 558 | – |
| Current obligations under finance leases (note 24) | 37 | 40 |
| | 13,999 | 13,194 |

| | 2006 €'000 | 2005 €'000 |
|---|---|---|
| **Non-current** | | |
| Bank loans | 1,396 | – |
| Obligations under finance leases (note 24) | 19 | 31 |
| | 1,415 | 31 |

## 21. PROVISIONS FOR LIABILTIES

| | 2006 €'000 | 2005 €'000 |
|---|---|---|
| **Onerous lease contracts** | | |
| At beginning of year | 3,339 | 3,761 |
| Provided during year | – | 800 |
| Foreign exchange adjustment | 52 | 103 |
| Utilised during year | (894) | (1,526) |
| Unwinding of discount factor | 181 | 201 |
| At end of year | 2,678 | 3,339 |
| Analysed as: | | |
| Current | 727 | 834 |
| Non-current | 1,951 | 2,505 |
| | 2,678 | 3,339 |

As a result of the sale of the Cisco training business and the implementation of the group's fundamental restructuring plan during 2001 and 2002, the group has excess properties, all which have been sub-let. Using a discount rate of 5.5% the present value of all the future obligations on the vacant property is €5.4m (2005: €5.9m). Provision has been made for the best estimate of the net present value of the unavoidable lease payments on these properties, being the difference between the future rental costs and related expenses and any income reasonably expected to be derived from their being sub-let. The provision is expected to be utilised over the remaining life of the leases, which range from one year to seven years.

## 22. AUTHORISED AND ISSUED CAPITAL

| | 2006 €'000 | 2005 €'000 |
|---|---|---|
| Authorised: | | |
| 125,000,000 (2005: 92,300,000) ordinary shares of €0.07 each | 8,750 | 6,461 |
| Allotted, called-up and fully paid: | | |
| At beginning of year | 5,169 | 5,161 |
| Issued during the year | 527 | 8 |
| At end of the year | 5,696 | 5,169 |

| | 2006 Number of shares '000 | 2005 Number of shares '000 |
|---|---|---|
| Allotted, called-up and fully paid: | | |
| At beginning of year | 73,848 | 73,723 |
| Issued during the year | 7,526 | 125 |
| At end of the year | 81,374 | 73,848 |

The shares issued during 2006 were pursuant to an institutional placing of 7,372,175 shares (used to fund the acquisition of EquIP Technology Ltd) and the exercise of share options of 154,000 shares. 788,647 shares were issued after the year end in respect of the acquisition of WBT Limited, these shares are included under shares to be issued.

The shares issued during 2005 were pursuant to the exercise of share options.

## 23. OTHER RESERVES

| | Capital reserve €'000 | Foreign currency translation reserve €'000 | Total €'000 |
|---|---|---|---|
| At 1 January 2005 | 116 | (257) | (141) |
| Currency translation differences | – | (74) | (74) |
| As at 31 December 2005 | 116 | (331) | (215) |
| Currency translation differences | – | 336 | 336 |
| At 31 December 2006 | 116 | 5 | 121 |

**Nature and purpose of other reserves**

***Capital reserve***
The capital reserve arises from the consolidation of a subsidiary company with an equity reserve that was created on the redemption of preference shares during 2003.

## 24. COMMITMENTS AND CONTINGENCIES

**Operating lease agreements where the group is the lessee**

The group has entered into commercial leases on certain properties (some of which are sublet as they are excess to current operating requirements), motor vehicles and items of machinery. These leases have an average remaining life of 3 years. There are no restrictions placed upon the lessee by entering into these leases. Certain of the properties are subject to periodic rent reviews.

Future minimum rentals payable under non-cancellable operating leases at 31 December are as follows:

| | *2006* | *2005* |
|---|---|---|
| | *€'000* | *€'000* |
| Within one year | 2,726 | 3,414 |
| After one year but not more than five years | 8,500 | 11,376 |
| More than five years | 1,927 | 9,575 |
| | 13,153 | 24,365 |

**Operating lease agreements where the group is the lessor**

The group has entered into sub leases on its excess properties. These non-cancellable leases have remaining terms between 1 and 6 years.

Future minimum rentals receivable under non-cancellable sub-lease at 31 December are as follows:

| | *2006* | *2005* |
|---|---|---|
| | *€'000* | *€'000* |
| Within one year | 1,005 | 1,310 |
| After one year but not more than five years | 2,445 | 2,341 |
| More than five years | 288 | 663 |
| | 3,738 | 4,314 |

**Finance lease commitments**

The group has finance lease contracts for various items of plant and machinery. These leases have an average life of between 1 and 4 years. Future minimum lease payments under finance leases together with the present value of the net minimum lease payments are as follows:

| | | *2006* | | *2005* |
|---|---|---|---|---|
| | *Minimum payments €'000* | *Present value of payments €'000* | *Minimum payments €'000* | *Present value of payments €'000* |
| Within one year | 41 | 37 | 42 | 40 |
| After one year but not more than five years | 20 | 19 | 35 | 31 |
| Total minimum lease payments | 61 | | 77 | |
| Less amount representing finance charges | (5) | | (6) | |
| Present value of minimum lease payments | 56 | 56 | 71 | 71 |

## 24. COMMITMENTS & CONTINGENCIES (continued)

In accordance with the provision of Section 17 of the Companies (Amendment) Act, 1986, the company has irrevocably guaranteed all liabilities and losses of its Irish subsidiary undertakings (note 32) in respect of the financial year as are referred to in Section 5(c) of that Act, for the purposes of enabling the subsidiaries to claim exemption from the requirement to file their own financial statements with the Companies Registration Office.

The company is party to a cross-company guarantee to Ulster Bank Limited and Ulster Bank Markets Limited in conjunction with other group companies, in relation to the bank borrowings of those group companies.

The company has provided security in the form of a debenture comprising a fixed charge over the assets and a floating charge over the book debts, in respect of amounts advanced to subsidiary companies by Ulster Bank Markets Limited.

The company has guaranteed the liabilities of subsidiary companies under an invoice discounting agreement with Ulster Bank Commercial Services Limited and in relation to one subsidiary it has guaranteed its liability under a lease agreement with their landlord.

Two subsidiary companies have provided security in favour of one of their suppliers in the form of a floating charge over their assets.

## 25. RELATED PARTY TRANSACTIONS

The relationships between parent company and subsidiaries are outlined in note 32. Details of share options held by key management personnel are outlined on page 21. Key management personnel are considered to be the executive and non-executive directors of the parent company.

**Compensation of key management personnel**

| | 2006 €'000 | Restated 2005 €'000 |
|---|---|---|
| Short-term employee benefits | 913 | 805 |
| Post employment benefits | 158 | 138 |
| Other long-term benefits | 24 | 87 |
| LTIP | 762 | – |
| Total compensation of key management personnel | 1,857 | 1,030 |
| Social insurance | 132 | 60 |
| Share based payments | 174 | 376 |
| | 2,163 | 1,466 |

On 04 August 2006 the board of Horizon Technology Group plc announced that it had completed the acquisition of 100% of the share capital of WBT Systems Limited. Paul Kenny, a non-executive director of Horizon Technology Group plc and Ronan O'Caoimh, a brother of an executive director of Horizon Technology Group plc, held shares in WBT Systems Limited at the date of the acquisition. Under the terms of the acquisition of WBT Systems Limited Paul Kenny received €4,415 in cash and 3,465 ordinary shares in Horizon Technology Group plc and Ronan O'Caoimh received €6,506 in cash and 5,133 ordinary shares in Horizon Technology Group plc as consideration for the acquisition of their shareholdings in WBT Systems Limited. The overall consideration for the acquisition of WBT Systems Limited was a cash payment of €1.15m plus 788,647 ordinary shares in Horizon technology Group plc.

## 26. SHARE INCENTIVE SCHEMES

The company operates four share incentive schemes - an Employee Share Ownership Plan (Horizon ESOP Limited), the 1998 Share Option Scheme, the 1998 Share Option Scheme (Amended) and the 1999 Share Option Scheme. The purpose of the share schemes is to grant to employees an equity participation in the company and to retain and motivate employees towards better performance. It is current policy to phase the granting of options. Options are granted at the average market price of the company's shares at the time of the grant.

The vesting period under the 1998 Share Option Scheme, the 1998 Share Option Scheme (Amended) and the 1999 Share Option Scheme is generally three years, with some options having a vesting period of five years. Vesting periods of share options granted under the Employee Share Ownership Plan (ESOP) are typically between two and five years. The overall life of the options inclusive of the vesting period under all four schemes is ten years, after which time unexercised options expire. Options lapse if employees leave the group before the options vest. All options are settled in equity once they are exercised.

The options issued under the 1998 Share Option Scheme, the 1998 Share Option Scheme (Amended) and the 1999 Share Option Scheme are exercisable only when Earnings Per Share (EPS) growth exceeds the growth of the Irish Consumer Price Index by 5% compounded over a period of at least three years subsequent to the granting of the options. The options issued by Horizon ESOP Limited are only exercisable if predetermined personal performance criteria are fulfilled.

The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, share options during the year.

| | *2006 Number* | *2006 WAEP €* | *2005 Number* | *2005 WAEP €* |
|---|---|---|---|---|
| **Employee Share Ownership Plan** | | | | |
| Outstanding at the beginning of the year | 3,333,500 | 0.71 | 3,324,500 | 1.19 |
| Granted during the year | 420,000 | 0.90 | 394,000 | 1.00 |
| Forfeited during the year | (1,225,000) | 0.44 | (260,000) | 7.50 |
| Lapsed during the year | (205,000) | 1.17 | – | – |
| Exercised during the year | (240,000) | 0.63 | (125,000) | 0.28 |
| Outstanding at the end of the year | 2,083,500 | 0.87 | 3,333,500 | 0.71 |
| Exercisable at the end of the year | 1,084,500 | 1.07 | 1,829,500 | 0.82 |
| **1999 and 1998 Share Option Schemes** | | | | |
| Outstanding at the beginning of the year | 3,138,089 | 1.41 | 2,703,512 | 1.44 |
| Granted during the year | 575,000 | 1.00 | 625,000 | 1.08 |
| Forfeited during the year | (25,000) | 0.80 | – | – |
| Lapsed during the year | (608,037) | 1.33 | (65,423) | 1.74 |
| Exercised during the year | (154,000) | 0.31 | (125,000) | 0.21 |
| Outstanding at the end of the year | 2,926,052 | 1.41 | 3,138,089 | 1.41 |
| Exercisable at the end of the year | 727,102 | 0.75 | 665,414 | 0.86 |

## 26. SHARE INCENTIVE SCHEMES (continued)

Included within the opening balances are options over 2,857,589 shares that were granted on or before 7 November 2002 and have not subsequently been modified. Therefore, they are not accounted for in accordance with IFRS 2. The weighted average share price at the date of exercise for the options exercised is €0.95 (2005: €1.17).

The weighted average remaining contractual life for the share options outstanding as at 31 December 2006 is 6.15 years (2005: 6.15 years).

The range of exercise prices for options outstanding at the end of the year was €0.28 – €9.70 (2005: €0.28 - €9.70).

The fair value of share options has been arrived at using the Black-Scholes-Merton model. The fair value calculations have been applied in respect of share options granted after 7 November 2002. The weighted average fair value of options granted during the year was €0.47 (2005: €0.49).

The following table lists the inputs to the model used for the years ended 31 December 2006 and 31 December 2005.

| | *2006* | *2005* |
|---|---|---|
| Weighted average historical volatility (%) | 52 | 50 |
| Weighted average risk-free interest rate (%) | 3.50 | 3.00 |
| Weighted average expected life of options (years) | 5.00 | 5.00 |
| Weighted average exercise price | 0.96 | 1.05 |
| Dividend yield (%) | zero | zero |

Volatility is determined by observing the historical volatility of the company's shares and those of peer companies over a period commensurate with the expected term of the option. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. The risk free interest rate is the rate applicable to and available on (as at the grant date) zero coupon euro denominated Government Bonds.

No other features of options granted were incorporated into the measurement of fair value.

For the purpose of these accounts, the ESOP has been treated as a quasi subsidiary. On consolidation, the cost of shares held by the ESOP has been deducted from shareholders' funds.

The following number of ordinary shares of €0.07 each was held by the ESOP. These shares had a market value of €3,248,666 at 31 December 2006 (2005: €4,100,784). No dividends were paid on these shares during the year:

| | *2006 Number of shares* | *2005 Number of shares* |
|---|---|---|
| At beginning of year | 3,333,968 | 3,458,968 |
| Exercised in the year | (240,000) | (125,000) |
| At end of year | 3,093,968 | 3,333,968 |

Movement during the year relates to the exercise of options.

## 27. PENSION COMMITMENTS

The group operates a number of defined contribution pension schemes, which are funded by contributions to separately administered funds. Pension costs for the year are set out in note 7.

An amount of €153,000 is included in accruals (2005: €85,000) representing contributions payable to the defined contribution schemes at 31 December 2006.

## 28. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The group uses financial instruments throughout its businesses. Borrowings, cash and liquid resources are used to finance the group's operations. Trade debtors and creditors arise directly from operations. Derivatives, principally forward foreign exchange contracts, are used to manage currency risks arising from the group's operations. It is, and has been throughout the year under review, the group's policy not to trade in financial instruments.

The group's procedure is to finance operating subsidiaries by a combination of retained earnings and, to a lesser extent, invoice discounting, finance leases and overdrafts.

The majority of the group's activities are conducted in the local currency of the country of operation. The primary foreign exchange exposures arise from the fluctuating value of the group's net investment in different currencies. Gains and losses arising from these currency exposures are recognised in the consolidated statement of changes in equity.

The group also has transactional currency exposures arising from sales and purchases by an operating unit in currencies other than the unit's functional currency. Forward foreign exchange contracts and the holding of foreign currency cash balances are used to hedge these currency exposures.

The group trades only with recognised creditworthy third parties and all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the group's exposure to bad debts is not significant.

## 29. FINANCIAL INSTRUMENTS

An explanation of the group's financial instrument risk management objectives, policies and strategies are set out in the directors' report on page 25 and in note 28.

**Interest rate risk profile of financial assets and liabilities**
The interest rate profile of the financial assets and liabilities of the group as at 31 December is as follows:

**Year end 31 December 2006**

| ***Fixed rate*** | *Within 1 year €'000* | *1 – 2 years €'000* | *2 – 3 years €'000* | *3 – 4 years €'000* | *Total €'000* |
|---|---|---|---|---|---|
| Obligations under finance leases | (37) | (19) | – | – | (56) |

| ***Floating rate*** | *Within 1 year €'000* | *1 – 2 years €'000* | *2 – 3 years €'000* | *3 – 4 years €'000* | *Total €'000* |
|---|---|---|---|---|---|
| Cash and cash equivalents | 8,435 | – | – | – | 8,435 |
| Bank overdrafts and bank loans due within one year | (13,962) | – | – | – | (13,962) |
| Bank loan greater than one year | – | (558) | (558) | (280) | (1,396) |

**Year end 31 December 2005**

| ***Fixed rate*** | *Within 1 year €'000* | *1 – 2 years €'000* | *2 – 3 years €'000* | *3 – 4 years €'000* | *Total €'000* |
|---|---|---|---|---|---|
| Obligations under finance leases | (40) | (31) | – | – | (71) |

| ***Floating rate*** | *Within 1 year €'000* | *1 – 2 years €'000* | *2 – 3 years €'000* | *3 – 4 years €'000* | *Total €'000* |
|---|---|---|---|---|---|
| Cash and cash equivalents | 4,068 | – | – | – | 4,068 |
| Bank overdrafts and bank loans due within one year | (13,154) | – | – | – | (13,154) |

Interest on financial instruments classified as floating rate is re-priced at intervals of less than one year. Interest on financial instruments classified as fixed rate is fixed until the maturity of the instrument. The other financial instruments of the group that are not included in the above tables are non-interest bearing and are therefore not subject to interest rate risk. The effective interest rate for financial liabilities is 4.4%.

## 29. FINANCIAL INSTRUMENTS (continued)

**Credit risk**
There are no significant concentrations of credit risk within the group. The maximum credit risk exposure relating to financial assets is represented by carrying value as at the balance sheet date.

**Fair values of financial assets and financial liabilities**
Set out below is a comparison by category of carrying amounts and fair values of all of the group's financial instruments that are carried in the financial statements.

| | *2006 Book value €'000* | *2006 Fair value €'000* | *2005 Book value €'000* | *2005 Fair value €'000* |
|---|---|---|---|---|
| *Financial assets* | | | | |
| Cash and cash equivalents | 8,435 | 8,435 | 4,068 | 4,068 |
| Forward currency contracts | 28 | 28 | 101 | 101 |
| *Financial liabilities* | | | | |
| Bank overdrafts and bank loans due within one year | (13,962) | (13,962) | (13,154) | (13,154) |
| Bank loan greater than one year | (1,396) | (1,396) | – | – |
| Finance lease obligations | (56) | (61) | (71) | (77) |
| Forward currency contracts | (68) | (68) | (21) | (21) |

The fair value of derivatives and borrowings has been calculated by discounting the expected future cash flows at prevailing interest rates. The fair value of financial assets has been calculated using the market interest rates.

The fair values of receivables and payables approximate to carrying value.

**Bank facilities**
The group has various bank facilities available to it. In addition to the cash at bank and in hand of €8,435,000 (2005: €4,068,000), the net bank facilities available at 31 December 2006 and 31 December 2005 in respect of which all conditions precedent had been met at that date are as follows:

| | *2006 €'000* | *2005 €'000* |
|---|---|---|
| Expiring in one year or less | 37,938 | 27,040 |

## 29. FINANCIAL INSTRUMENTS (continued)

**Hedges**

**Cash flow hedges 2006**

At 31 December 2006, the group held six forward exchange contracts designated as hedges of expected future receipts from sales to customers in US$ and GBP£. The group also has five forward currency contracts outstanding at 31 December 2006 designated as hedges of expected future payments of purchases from suppliers in US$. The forward currency contracts are being used to hedge the foreign currency risk of the firm commitments. The ranges of the terms of these contracts are as follows:

| *Forward contracts to hedge expected future receipts* | *Maturity date ranges* | *Exchange rate ranges* |
|---|---|---|
| Sell | | |
| GBP£250,000 | 09 Jan 2007 | €1 / GBP£0.6737 |
| US$1,800,000 | 16 Jan 2007 – 27 Feb 2007 | €1 / US$1.2807 – €1 / US$1.3367 |
| *Forward contracts to hedge expected future payments* | | |
| Buy | | |
| US$5,000,000 | 04 Jan 2007 – 31 Jan 2007 | GBP£1 / US$1.9011 – GBP£1 / US$1.9682 |

The terms of the forward currency contracts have been negotiated to match the terms of the commitments.

The cash flow hedge of the expected future receipts in January to February 2007 resulted in an unrealised gain as at 31 December of €17,000 (2005: unrealised loss of €17,000).

The cash flow hedges of the expected future payments in January 2007 resulted in an unrealised loss as at 31 December of €57,000 (2005: unrealised gain of €97,000).

**Hedges**

**Cash flow hedges 2005**

At 31 December 2005, the group held nine forward exchange contracts designated as hedges of expected future receipts from sales to customers in US$ and GBP£. The group also has seven forward currency contracts outstanding at 31 December 2005 designated as a hedge of expected future payment of purchases from suppliers in US$. The forward currency contracts are being used to hedge the foreign currency risk of the firm commitments. The ranges of the terms of these contracts are as follows:

| *Forward contracts to hedge expected future receipts* | *Maturity date ranges* | *Exchange rate ranges* |
|---|---|---|
| Sell | | |
| GBP£685,000 | 03 Jan 2006 – 31 Jan 2006 | €1/ GBP£0.6818 – €1/GBP£0.6876 |
| US$1,800,000 | 17 Jan 2006 – 31 Jan 2006 | €1 / US$1.1725 – €1/ US$1.205 |
| *Forward contracts to hedge expected future payments* | | |
| Buy | | |
| US$3,700,000 | 13 Jan 2006 – 16 Mar 2006 | GBP£1 / US$1.722 – GBP£1 / US$1.8173 |

## 30. BUSINESS COMBINATIONS

The following business combinations were completed in the period. All transactions involved the acquisition of 100% of the entity.

The group acquired EquIP Technology Limited, EPC Limited and WBT Systems Limited on 1 February 2006, 7 April 2006 and 3 August 2006 respectively. Book and fair values of the net assets at the dates of acquisition were as follows:

| | *Book value* | *Fair value* |
|---|---|---|
| | *€'000* | *€'000* |
| Intangible asset | – | 4,374 |
| Intangible assets – software | 32 | 32 |
| Property, plant and equipment | 242 | 242 |
| Deferred tax asset | 37 | 653 |
| Inventories | 2,631 | 1,923 |
| Trade and other receivables | 8,698 | 8,458 |
| Cash and cash equivalents | 4,517 | 4,517 |
| Deferred tax liabilities | – | (1,121) |
| Trade and other payables | (10,565) | (10,752) |
| Income tax liabilities | (366) | (379) |
| Net assets | 5,226 | 7,947 |
| Goodwill arising on acquisitions | | 12,630 |
| | | 20,577 |

| | |
|---|---|
| *Discharged by:* | *€'000* |
| Cash | 16,555 |
| Costs associated with acquisitions | 499 |
| Deferred acquisition consideration | 3,075 |
| Fair value of shares to be issued | 670 |
| | 20,799 |
| Discount on acquisition consideration to present value | (222) |
| Fair value of acquisition consideration | 20,577 |

From the date of acquisitions, the entities have contributed €1,450,000 (includes amortisation of €862,000) to the profit of the group. If the combinations had taken place at the beginning of the year, the profit for the group would have been €3,975,000 and revenue for the group would have been €264,541,000.

## 31. DISPOSAL

On 4 September 2006, the Board announced its decision to dispose of Clarity Computer (Distribution) Limited, the group's value added distributor of volume IT Products. The disposal reduced group debt and will allow the group to focus exclusively on, and allocate greater resources to, the enterprise solutions market. The control of the disposed entity was transferred on 30 September 2006.

Under the terms of the agreement, the consideration for the disposal was €5.2m in cash. In addition, the vendor assumed responsibility for the division's working capital debt at completion of €5.7m.

The results of the company for the period are presented below:

| | *Date of sale 2006* *€'000* | *2005* *€'000* |
|---|---|---|
| Revenue | 84,748 | 118,507 |
| Expenses | (84,332) | (117,140) |
| Trading profit | 416 | 1,367 |
| Amortisation of intangibles | (51) | (82) |
| Operating profit from discontinued operations | 365 | 1,285 |
| Finance costs | (676) | (393) |
| Loss on disposal | (1,268) | – |
| Loss before tax from discontinued operations | (1,579) | 892 |
| Tax credit/(charge) | | |
| Related to pre-tax profit/(loss) | 86 | (139) |
| (Loss)/profit from discontinued operations | (1,493) | 753 |

**NET ASSETS AT DATE OF SALE**

| | *€'000* |
|---|---|
| Intangible assets – software | 182 |
| Property, plant and equipment | 392 |
| Inventories | 8,566 |
| Trade and other receivables | 15,002 |
| Bank overdrafts | (5,734) |
| Trade and other payables | (13,285) |
| Income tax assets | 103 |
| **Net assets disposed** | 5,226 |

## 31. DISPOSAL (continued)

**PROCEEDS FROM CURRENT YEAR DISPOSAL**

| | €'000 |
|---|---|
| Cash | 2,962 |
| Deferred disposal consideration | 2,264 |
| Gross proceeds on disposal | 5,226 |
| Discount disposal consideration to present value | (73) |
| **Net proceeds from disposal** | 5,153 |

**PROCEEDS FROM PRIOR YEARS DISPOSALS**

| | €'000 |
|---|---|
| Cash | 156 |

**RECONCILIATION OF CASH FLOW FROM DISCONTINUED ACTIVITIES**

| | 2006 €'000 | 2005 €'000 |
|---|---|---|
| OPERATING ACTIVITIES | | |
| Operating profit – discontinued operations | 365 | 1,285 |
| Depreciation and amortisation | 155 | 271 |
| Unwinding of discount | 73 | – |
| Loss on disposal | (1,268) | – |
| Increase in working capital | (2,146) | (2,702) |
| NET CASH OUTFLOW FROM OPERATIONS | (2,821) | (1,146) |
| Interest paid | (676) | (393) |
| NET CASH OUTFLOW FROM DISCONTINUED OPERATING ACTIVITIES | (3,497) | (1,539) |

**RECONCILIATION OF DISCONTINUED TAX CHARGE**

| | 2006 €'000 | 2005 €'000 |
|---|---|---|
| (Loss)/profit on discontinued operations before tax | (1,579) | 892 |
| (Loss)/profit on discontinued operations multiplied by standard rate of Corporation tax in Ireland of 12.5% (2005: 12.5%) | (197) | 111 |
| *Effects of:* | | |
| Expenses not deductible for tax purposes | 111 | 23 |
| Depreciation in excess of capital allowances for the year | – | 5 |
| Tax (credit)/charge for the year | (86) | 139 |

## 32. SUBSIDIARY COMPANIES (all 100% owned)

| *Company Name* | *Nature of Business* | *Registered Office Reference* |
|---|---|---|
| Clarity Technology Limited | Enterprise infrastructure provider | 2 |
| Client Solutions (Cork) Limited | Software development and consultancy services | 1 |
| Client Solutions (Ireland) Limited | Investment holding | 1 |
| Client Solutions Limited | Software development and consultancy services | 1 |
| Commerce Net Trading International Limited | Dormant | 2 |
| EPC Limited | Software development and consultancy services | 1 |
| EquIP Technology Limited | Enterprise security and IP networking | 2 |
| Horizon Enterprise Systems Limited | Enterprise infrastructure provider | 2 |
| Horizon Open Systems Limited | Enterprise infrastructure provider | 1 |
| Horizon Open Systems (NI) Limited | Enterprise infrastructure provider | 3 |
| Horizon Open Systems (UK) Limited | Investment holding | 2 |
| Horizon Technical Services Limited | Investment holding | 1 |
| Gericmar Limited | Dormant | 1 |
| Horizon Patents Limited | Dormant | 1 |
| WBT Systems Limited | Learning management solutions provider | 1 |

*Registered Office Reference*

1 14 Joyce Way, Park West Business Park, Nangor Road, Dublin 12, Ireland.

2 Clarity House, 103 Dalton Avenue, Birchwood Park, Birchwood, Warrington, WA3 6YB, United Kingdom.

3 The Sidings, Antrim Road, Lisburn, Co. Antrim, Northern Ireland.

All shareholdings consist of ordinary shares.

## 33. APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were approved by the board of directors on 3 April 2007.

The consolidated financial statements were authorised for issue by the board of directors on 3 April 2007.

| | Note | 2006 €'000 | 2005 €'000 |
|---|---|---|---|
| FIXED ASSETS | | | |
| Tangible assets | C | 1,234 | 1,444 |
| Financial assets | D | 25,094 | 21,376 |
| | | 26,328 | 22,820 |
| CURRENT ASSETS | | | |
| Debtors | E | 26,604 | 19,890 |
| Debtors (amounts falling due after more than one year) | E | 990 | 978 |
| Cash at bank and in hand | | 333 | 412 |
| | | 27,927 | 21,280 |
| TOTAL ASSETS | | 54,255 | 44,100 |
| CURRENT LIABILITIES | | | |
| Creditors | F | 26,084 | 25,028 |
| Provisions | G | 727 | 834 |
| | | 26,811 | 25,862 |
| TOTAL ASSETS LESS CURRENT LIABILITIES | | 27,444 | 18,238 |
| NON CURRENT LIABILITIES | | | |
| Provisions | G | 1,951 | 2,505 |
| | | 25,493 | 15,733 |
| CAPITAL AND RESERVES | | | |
| Called up share capital | I | 5,696 | 5,169 |
| Share premium | J | 79,021 | 71,426 |
| Shares to be issued | J | 670 | - |
| Profit and loss account | J | (59,894) | (60,862) |
| Shareholders' funds | | 25,493 | 15,733 |

On behalf of the board

Gary Coburn
Cathal O'Caoimh

Directors
3 April 2007

## A. ACCOUNTING POLICIES

**Financial assets**
Investments included in financial fixed assets are stated at cost less provision for impairment.

**Deferred taxation**
Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date, where transactions or events that result in an obligation to discharge a tax liability or receive a benefit in the future have occurred at the balance sheet date, with the exception of deferred tax assets.

Deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on a non discounted basis at the tax rates that are expected to apply in the year in which the differences reverse based on tax rates and laws enacted or substantively enacted at the balance sheet date.

**Tangible fixed assets**
Tangible fixed assets are initially recorded at cost. These costs are written off by equal annual instalments over their useful lives as follows:

| | |
|---|---|
| Leasehold improvements | 35 years (or lease term if less) |
| Fixtures and fittings | 10 years |
| Office equipment | 5 years |
| Motor vehicles | 5 years |
| Computer equipment software | 5 years |
| Computer equipment hardware | 3 years |

**Foreign currencies**
The financial statements are presented in euro (€). Transactions during the year have been translated at the rates of exchange ruling at the dates of the transactions. Assets and liabilities denominated in foreign currencies are translated to euro at the rates of exchange ruling at the balance sheet date or the relevant contract rate. The resulting profits and losses are dealt with in the profit and loss account.

Foreign subsidiaries financed by long-term loans and deferred inter-company balances are treated as part of the parent company's net investment in the foreign enterprise. The exchange differences arising on such loans and inter-company balances are dealt with through reserves.

**Leasing commitments**
Assets held under finance leases, where substantially all the risks and rewards of ownership of the assets have passed to the company, are capitalised in the balance sheet and are depreciated over their estimated useful lives.

The corresponding lease obligation is capitalised in the balance sheet as a liability. The interest element of the rental obligations is charged to the profit and loss account over the term of the lease and represents a constant proportion of the balance of capital repayments outstanding.

Rentals paid under operating leases are charged to income on a straight-line basis over the lease term.

**Pensions**
The company operates defined contribution pension schemes. Contributions are charged in the profit and loss account as they become payable in accordance with the rules of the scheme.

**Capital instruments**
Shares issued in the company are included in shareholders' funds. Where consideration for an acquisition is to be settled by the issue of shares at a future date, the fair value of the shares to be issued is included in shareholders' funds. Other instruments are classified as liabilities if they contain an obligation to transfer economic benefits and otherwise are included in shareholders' funds. The finance cost recognised in the profit and loss account in respect of capital instruments other than equity shares is allocated over the term of the instrument.

## A. ACCOUNTING POLICIES (continued)

**Onerous contracts on properties**
Where property is vacant and not planned to be used in the foreseeable future, and it is probable that the related costs exceed the economic benefits expected to be derived from the obligations, the contract is deemed to be onerous and a provision is recognised. The provision represents the best estimate of the net present value of the unavoidable lease payments, being the difference between the future rental and related costs and any income reasonably expected to be derived from their being sublet. When determining the appropriate level of provision, assessments are made in relation to the expected timing and length of subleases and to the levels of incentives, if any that may need to be offered.

**Discounting**
The amortisation or unwinding of the discount factor applied in establishing the net present value of provisions and any adjustments arising through changes in discount rates are included as separate items within the profit and loss account.

**Share based payments**
For equity settled share based payment transactions (i.e. the issue of share options), the company measures the services received and the corresponding increase in equity at fair value at the measurement date (which is the grant date) using a recognised valuation methodology for the pricing of financial instruments (i.e. the Black Scholes Merton model). Where options contain market based conditions, a Monte Carlo Simulation or similar method of valuation is applied. Given that the share options granted do not vest until the completion of a specified period of service and are subject to the realisation of performance conditions, the fair value is determined on the basis that the services to be rendered by employees as consideration for the granting of the share options will be received over the vesting period, which is assessed at the grant date.

In general, the share options issued by the company are not subject to market-based vesting conditions as defined in FRS 20. Non-market vesting conditions are not taken into account when estimating the fair value of share options as at the grant date; such conditions are taken into account through adjusting the number of equity instruments included in the measurement of the transaction amount so that ultimately, the amount recognised equates to the number of equity instruments that actually vest. The expense in the profit and loss account in relation to share options represents the product of the total number of options anticipated to vest and the fair value of these options; this amount is allocated to accounting periods on a straight-line basis over the vesting period. Given that the performance criteria underlying the company's share options are non-market in nature, the cumulative charge to the profit and loss account is reversed only where the performance condition is not met or where an employee in receipt of share options reliquishes service prior to completion of the expected vesting period.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

The company has taken advantage of the transitional provisions of FRS 20 Share Based Payment in respect of equity-settled awards so as to apply FRS 20 only to those equity-settled awards granted after 7 November 2002 that had not vested before 1 January 2006.

## B. PROFIT AND LOSS ACCOUNT

The company is availing of the exemption set out in section 148(8) of the Companies Act, 1986 and section 7(1A) of the Companies (Amendment) Act, 1963 from presenting its individual profit and loss account to the annual general meeting and from filing it with the Registrar of Companies. The Company's profit for the year prepared in accordance with Generally Accepted Accounting Practice in Ireland was €496,000.

## C. TANGIBLE FIXED ASSETS

| | *Leasehold improvements to premises €'000* | *Computers & office equipment €'000* | *Fixtures & fittings €'000* | *Total €'000* |
|---|---|---|---|---|
| Cost: | | | | |
| At 1 January 2006 | 1,412 | 2,004 | 641 | 4,057 |
| Additions | - | 24 | - | 24 |
| Disposals | - | (1) | - | (1) |
| At 31 December 2006 | 1,412 | 2,027 | 641 | 4,080 |
| Depreciation: | | | | |
| At 1 January 2006 | 529 | 1,782 | 302 | 2,613 |
| Charge for year | 59 | 125 | 50 | 234 |
| Disposals | - | (1) | - | (1) |
| At 31 December 2006 | 588 | 1,906 | 352 | 2,846 |
| Net book value: | | | | |
| At 31 December 2006 | 824 | 121 | 289 | 1,234 |
| At 31 December 2005 | 883 | 222 | 339 | 1,444 |

## D. FINANCIAL FIXED ASSETS

| | *2006 €'000* | *2005 €'000* |
|---|---|---|
| Unlisted shares in group companies at cost | | |
| At beginning of the year | 17,657 | 17,602 |
| Additions/adjustments | 2,081 | 55 |
| Disposals | (4,214) | - |
| At end of the year | 15,524 | 17,657 |
| Other financial assets | | |
| At beginning of year | 3,719 | 3,719 |
| Capital contributions to subsidiary company | 5,851 | – |
| At end of the year | 9,570 | 3,719 |
| Total financial fixed assets | 25,094 | 21,376 |

A list of subsidiary companies is disclosed in note 32 to the consolidated financial statements.

## E. DEBTORS

| | 2006 €'000 | 2005 €'000 |
|---|---|---|
| **Amounts due within one year:** | | |
| Trade debtors and prepayments | 3,141 | 1,011 |
| Amounts due from subsidiaries | 23,463 | 18,879 |
| | 26,604 | 19,890 |
| **Amounts due after more than one year:** | | |
| Prepayments and accrued income | – | 18 |
| Amounts due from subsidiaries | 899 | 869 |
| Subordinated loans to subsidiary company (i) | 91 | 91 |
| | 990 | 978 |
| Total debtors | 27,594 | 20,868 |

(i) Subordinated loans repayable to Horizon Technology Group plc were provided to Horizon Technical Services Limited in November 2002.

## F. CREDITORS AMOUNTS FALLING DUE WITHIN ONE YEAR

| | *2006* | *2005* |
|---|---|---|
| | *€'000* | *€'000* |
| Trade creditors | 515 | 369 |
| Accruals | 1,016 | 647 |
| PAYE/PRSI | 513 | 58 |
| Overseas tax | 1,809 | 1,902 |
| Deferred tax | 89 | 101 |
| Amounts due to subsidiaries | 21,668 | 20,120 |
| Bank borrowings | 474 | 1,831 |
| | 26,084 | 25,028 |

Trade creditors include amounts owing to suppliers who purport to include reservation of title clauses in their conditions of sale. The amount subject to reservation of title clauses has not been quantified.

**(i) Deferred tax liability**

| | *Provisions & employment benefits* | *Accelerated capital allowances* | *Tax losses* | *Total* |
|---|---|---|---|---|
| | *€'000* | *€'000* | *€'000* | *€'000* |
| At 1 January 2005 | - | (20) | 59 | 39 |
| (Charge)/credit to profit and loss for the year | 4 | (123) | (21) | (140) |
| At 1 January 2006 | 4 | (143) | 38 | (101) |
| (Charge)/credit to profit and loss for the year | 4 | 8 | – | 12 |
| At 31 December 2006 | 8 | (135) | 38 | (89) |

## G. PROVISIONS FOR LIABILITIES

| | 2006 €'000 | 2005 €'000 |
|---|---|---|
| **Onerous lease contracts** | | |
| At beginning of year | 3,339 | 3,761 |
| Provided in year | – | 800 |
| Foreign exchange adjustment | 52 | 103 |
| Utilised during year | (894) | (1,526) |
| Unwinding of discount factor | 181 | 201 |
| At end of year | 2,678 | 3,339 |
| Analysed as: | | |
| Current | 727 | 834 |
| Non-current | 1,951 | 2,505 |
| | 2,678 | 3,339 |

As a result of the sale of the Cisco training business and the implementation of the group's fundamental restructuring plan during 2001 and 2002, the group has excess properties, all which have been sub-let. Using a discount rate of 5.5% the present value of all the future obligations on the vacant property is €5.4m (2005: €5.9m). Provision has been made for the best estimate of the net present value of the unavoidable lease payments on these properties, being the difference between the future rental costs and related expenses and any income reasonably expected to be derived from their being sub-let. The provision is expected to be utilised over the remaining life of the leases, which range from one year to seven years.

## H. SHARE INCENTIVE SCHEMES

The company operates four share incentive schemes – an Employee Share Ownership Plan (Horizon ESOP Limited), the 1998 Share Option Scheme, the 1998 Share Option Scheme (Amended) and the 1999 Share Option Scheme. The purpose of the share schemes is to grant to employees an equity participation in the company and to retain and motivate employees towards better performance. It is current policy to phase the granting of options. Options are granted at the average market price of the company's shares at the time of the grant.

The vesting period under the 1998 Share Option Scheme, the 1998 Share Option Scheme (Amended) and the 1999 Share Option Scheme is generally three years, with some options having a vesting period of five years. Vesting periods of share options granted under the Employee Share Ownership Plan (ESOP) are typically between two and five years. The overall life of the options inclusive of the vesting period under all four schemes is ten years, after which time unexercised options expire. Options lapse if employees leave the group before the options vest. All options are settled in equity once they are exercised.

The options issued under the 1998 Share Option Scheme, the 1998 Share Option Scheme (Amended) and the 1999 Share Option Scheme are exercisable only when Earnings Per Share (EPS) growth exceeds the growth of the Irish Consumer Price Index by 5% compounded over a period of at least three years subsequent to the granting of the options. The options issued by Horizon ESOP Limited are only exercisable if predetermined personal performance criteria are fulfilled.

## H. SHARE INCENTIVE SCHEMES (continued)

The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, share options during the year.

| | 2006 Number | 2006 WAEP € | 2005 Number | 2005 WAEP € |
|---|---|---|---|---|
| **Employee Share Ownership Plan** | | | | |
| Outstanding at the beginning of the year | 2,458,500 | 0.64 | 2,449,500 | 1.29 |
| Granted during the year | 420,000 | 0.90 | 394,000 | 1.00 |
| Forfeited during the year | (1,225,000) | 0.44 | (260,000) | 7.50 |
| Exercised during the year | – | 0.00 | (125,000) | 0.28 |
| Outstanding at the end of the year | 1,653,500 | 0.85 | 2,458,500 | 0.64 |
| Exercisable at the end of the year | 714,500 | 0.86 | 1,124,500 | 0.74 |

| | 2006 Number | 2006 WAEP € | 2005 Number | 2005 WAEP € |
|---|---|---|---|---|
| **1999 and 1998 Share Option Schemes** | | | | |
| Outstanding at the beginning of the year | 874,596 | 0.97 | 773,596 | 0.83 |
| Granted during the year | 25,000 | 0.94 | 226,000 | 1.01 |
| Forfeited during the year | (25,000) | 0.80 | – | – |
| Lapsed during the year | (28,500) | 1.00 | – | – |
| Exercised during the year | (10,000) | 0.28 | (125,000) | 0.21 |
| Outstanding at the end of the year | 836,096 | 0.98 | 874,596 | 0.97 |
| Exercisable at the end of the year | 125,046 | 0.45 | 56,546 | 0.91 |

The weighted average share price at the date of exercise for the options exercised is €1.00 (2005: €1.17).

The weighted average remaining contractual life for the share options outstanding as at 31 December 2006 is 6.51 years (2005: 6.56 years).

The range of exercise prices for options outstanding at the end of the year was €0.28 – €9.70 (2005: €0.28 – €9.70).

The fair value of share options has been arrived at using the Black-Scholes-Merton model. The fair value calculations have been applied in respect of share options granted after 7 November 2002. The weighted average fair value of options granted during the year was €0.42 (2005: €0.47).

The following table lists the inputs to the model used for the years ended 31 December 2006 and 31 December 2005.

| | 2006 | 2005 |
|---|---|---|
| Weighted average historical volatility (%) | 52 | 50 |
| Weighted average risk-free interest rate (%) | 3.50 | 3.00 |
| Weighted average expected life of options (years) | 5.00 | 5.00 |
| Weighted average exercise price | 0.90 | 1.00 |
| Dividend yield (%) | zero | zero |

## H. SHARE INCENTIVE SCHEMES (continued)

Volatility is determined by observing the historical volatility of the company's shares and those of peer companies over a period commensurate with the expected term of the option. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. The risk free interest rate is the rate applicable to and available on (as at the grant date) zero coupon euro denominated Government Bonds.

No other features of options granted were incorporated into the measurement of fair value.

## I. SHARE CAPITAL

| | *2006* *€'000* | *2005* *€'000* |
|---|---|---|
| Authorised: | | |
| 125,000,000 (2005: 92,300,000) ordinary shares of €0.07 each | 8,750 | 6,461 |
| Allotted, called-up and fully paid: | | |
| At beginning of year | 5,169 | 5,161 |
| Issued during the year | 527 | 8 |
| At end of the year | 5,696 | 5,169 |

| | *2006* *Number of shares* *'000* | *2005* *Number of shares* *'000* |
|---|---|---|
| Allotted, called-up and fully paid: | | |
| At beginning of year | 73,848 | 73,723 |
| Issued during the year | 7,526 | 125 |
| At end of the year | 81,374 | 73,848 |

The shares issued during 2006 were pursuant to an institutional placing of 7,372,175 shares (used to fund the acquisition of EquIP Technology Ltd) and the exercise of share options of 154,000 shares. 788,647 shares were issued after the year end in respect of the acquisition of WBT Limited, these shares are included under shares to be issued.

The shares issued during 2005 were pursuant to the exercise of share options.

## J. RECONCILIATION OF SHAREHOLDERS' FUNDS AND MOVEMENTS ON RESERVES

| | *Share capital €'000* | *Shares to be issued €'000* | *Share premium €'000* | *Retained losses €'000* | *Total €'000* |
|---|---|---|---|---|---|
| At 1 January 2005 | 5,161 | – | 71,453 | (47,187) | 29,427 |
| Loss for the year | – | – | – | (13,930) | (13,930) |
| Exercise of options | 8 | – | 53 | – | 61 |
| Adjustment for cost of ESOP options | – | – | (79) | – | (79) |
| Expenses on issue of shares | – | – | (1) | – | (1) |
| Share based payments | – | – | – | 255 | 255 |
| At 1 January 2006 | 5,169 | – | 71,426 | (60,862) | 15,733 |
| Profit for the year | – | – | – | 496 | 496 |
| Exercise of options | 11 | – | 38 | – | 49 |
| Issued on acquisition | 516 | – | 7,963 | – | 8,479 |
| Expenses on issue of shares | – | – | (406) | – | (406) |
| Share based payments | – | – | – | 472 | 472 |
| Shares to be issued | – | 670 | – | – | 670 |
| At 31 December 2006 | 5,696 | 670 | 79,021 | (59,894) | 25,493 |

## K. APPROVAL OF ACCOUNTS

The company financial statements were approved, and authorised for issue, by the board of directors on 3 April 2007.

*END*